SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

FINANCIAL STATEMENTS

December 31, 2009 and 2008

Controlling Company

NET SERVIÇOS DE COMUNICAÇÃO S.A.

FINANCIAL STATEMENTS

December 31, 2009 and 2008

Independent auditors report

To the Stockholders, Councilors and Board of Directors
Net Serviços de Comunicação S.A.
São Paulo, SP

We have audited the accompanying balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder’s equity, cash flows and added value for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with auditing standards applicable in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices followed and significant estimates made by management of the Company, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Net Serviços de Comunicação S.A. at December 31, 2009 and 2008, and the results of its operations, changes in its stockholder’s equity, cash flows and added value of the operations for the years then ended, in accordance with the accounting practices adopted in Brazil.

São Paulo, February 9, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Julio Braga Pinto	B. Alfredo Baddini Blanc
Accountant CRC-1SP209957/O-2	Accountant CRC-1SP126402/O-8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

BALANCE SHEETS
December 31, 2009 and 2008
(In thousands of reais)

	Notes	12/31/2009	12/31/2008

ASSETS
Current
Cash and cash equivalents	4	760,452	189,329
Receivables	5	59,872	916
Subsidiaries receivables schedule	14	58,823	69,243
Inventories	6	14,750	592
Receivables from related parties	14	20,107	20,143
Recoverable taxes	7	32,213	72
Interest on Shareholder's Equity Capital and
dividend receivables	14	72,907	95,140
Prepaid expenses		18,660	292
Rights for prepaid use		79,640	-
Other assets		5,266	1,941

		1,122,690	377,668

Non-current

Long-term Assets
Receivables from related parties	14	119,673	10,070
Judicial deposits		14,150	11,712
Deferred income taxes	7	185,344	-
Recoverable taxes	7	61,302	31,252
Rights for prepaid use	15	300,135	-
Other assets		1,838	17

		682,442	53,051

Investments	8	1,857,538	2,122,907

Property, Plant and Equipment	9	916,264	26,302

Intangible	10	2,218,700	1,950,804

Deferred		1,803	-

		4,994,305	4,100,013

		5,676,747	4,153,064

Total assets		6,799,437	4,530,732

NET SERVIÇOS DE COMUNICAÇÃO S.A.

BALANCE SHEETS
December 31, 2009 and 2008
(In thousands of reais)

	Notes	12/31/2009	12/31/2008

LIABILITIES
Current
Suppliers		89,109	28,691
Programming Suppliers	11	64,957	71,137
Fiscal obligations		48,028	7,451
Payroll and Related Charges		101,771	50,194
Debt	12	38,674	15,064
Accounts Payable to related parties	14	147,510	4,399
Income taxes and social contribution		7,074	-
Copyrights Accounts Payable	13	42,865	122
Payable for acquisitions of companies		-	58,491
Interest on Shareholder's Equity Capital and
dividend payables	14	2,627	-
Unrealized losses on derivatives	21	19,580	-
Deferred revenues	14	68,266	-
Other accounts payable		22,647	1,076

		653,108	236,625

Non-current

Debt	12	2,001,630	1,392,644
Accounts Payable to related parties	14	14,975	1,150
Provisions	15	421,993	236,168
Deferred revenues	14	259,585	632
Other accounts payable		26,561	20,116

		2,724,744	1,650,710

Shareholder's Equity
Capital Stock	16	5,599,320	5,540,346
Capital Reserves		153,168	212,142
Accumulated deficit		(2,330,903)	(3,109,091)

		3,421,585	2,643,397

Total liabilities and shareholder's equity		6,799,437	4,530,732

The notes are an integral part of the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

RESULTS’ STATEMENT
Fiscal years ended on December 31, 2009 and 2008.
(In thousands of reais)

	Notes	2009	2008

Gross Operating Revenue
Monthly payments and Services		575,333	156,302
Other		30,262	2,047

		605,595	158,349

Taxes and deductions		(130,302)	(24,489)

Net operating revenue		475,293	133,860

Cost of services rendered	17	(218,641)	(17,622)

Gross profit		256,652	116,238

Operating income (expenses)
Selling expenses		(86,965)	(4,304)
General and administrative expenses		(88,240)	(121,495)
Depreciation and amortization		(26,717)	(21,881)
Net Financial Revenues (expenses)	18	81,148	(335,249)
Other net revenues (expenses)		(5,463)	256

		(126,237)	(482,673)

Participation in Subsidiaries
Equity equivalence	8	468,476	393,400
Goodwill amortization	8	(5,957)	(121,952)

		462,519	271,448

Operating profit (loss)		592,934	(94,987)

Income taxes and social contribution	7	185,254	(19)

Net Income (loss) for year		778,188	(95,006)

Net income (loss) per share of Capital stock at the
end of the periods – (in R$)		2.27	(0.28)

Number of shares outstanding		342,963,601	338,739,120

The notes are an integral part of the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Statements of Changes in Shareholders’ Equity
Fiscal years ended on December 31, 2009 and 2008.
(In thousands of reais)

		Number of Shares
		(thousands)		Capital Stock			Capital Reserves

					To be paid in			Special Goodwill Reserve	Premium on issue of debentures
	Notes	CN	PN	Subscribed		Paid in	Goodwill on			Accumulated
							share issues			deficit	Total

Balances on January 1, 2008		111,822	223,233	5,479,891	(12,923)	5,466,968	8,702	221,873	54,945	(3,014,085)	2,738,403

Capital increase by:
Absorption of special goodwill reserve	16	1,229	2,455	73,378	-	73,378	-	(73,378)	-	-	-

Loss for the year		-	-	-	-	-	-	-	-	(95,006)	(95,006)

Balances on December 31, 2008		113,051	225,688	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(3,109,091)	2,643,397

Capital increase by:
Absorption of special goodwill reserve	16	1,409	2,816	58,974	-	58,974	-	(58,974)	-	-	-

Net Income for year		-	-	-	-	-	-	-	-	778,188	778,188

Balances on December 31, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,330,903)	3,421,585

The notes are an integral part of the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of Cash Flows
Fiscal years ended on December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

Cash flows from operating activities
Net Income (loss) for year	778,188	(95,006)
Adjustments to reconcile net income (loss) to cash flow from operating activities
Equity equivalence	(468,476)	(393,400)
Net interest and foreign exchange fluctuations	(185,927)	249,155
Interest on loans	142,172	122,632
Losses / (Gains) on hedge instruments	97,345	(4,977)
Depreciation and amortization	69,758	145,807
Deferred income taxes and social contribution	(185,342)	-
Earnings on sale of property, plant and equipment assets	214	987
Provisions	(168,711)	(11,003)

Variations in assets and liabilities
(Increase) decrease in receivables	(19,049)	(225)
(Increase) decrease in inventories and other credits	1,366	298
(Increase) decrease in recoverable taxes	2,364	(18,973)
(Increase) decrease in dividends	130,478	136,365
(Increase) decrease in other assets	282,387	46,893
(Increase) decrease in prepaid expenses	(7,353)	9,065
Increase (decrease) of suppliers and programming	(55,145)	58,973
Increase (decrease) in fiscal obligations	4,203	5,361
Increase (decrease) in payroll and related charges	(2,199)	31,202
Increase (decrease) in provisions and other accounts payable	(89,320)	58,490

Net Cash provided by operating activities
	326,953	341,644

Cash flow from financing activities
Acquisition investments	(160,018)	(391,415)
Acquisition of property, plant and equipment and intangible	(117,074)	(53,916)
Cash proceeds from sale of property, plant and equipment assets	96	47
Cash from acquisition/ incorporation of companies	97,373	6,820

Net cash used in financing activities
	(179,623)	(438,464)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of Cash Flows
Fiscal years ended on December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

Cash flow from financing activities
Loans and financings
Incoming	595,069	-
Payments	(133,525)	(114,745)
Principal	(3,246)	-
Related parties
Incoming	759,669	461,650
Payments	(794,174)	(146,242)

Net cash provided by financing activities
	423,793	200,663

Net increase in cash and cash equivalents	571,123	103,843

Cash and cash equivalents at beginning of the period	189,329	85,486
Cash and cash equivalents at end of the period	760,452	189,329

	571,123	103,843

Supplementary disclosure of cash flow data
Taxes and contributions paid	7,278	3,888
Interest on Shareholder's Equity Capital	231,141	99,230

The notes are an integral part of the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of Added Value
Fiscal years ended on December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

1. Statement of added value
Sale of services	575,860	157,206
Other Revenues	101,731	93,273
Provision for doubtful accounts	(2,819)	(122)

	674,772	250,357

2. ( - )Inputs
Cost of services sold	(94,875)	(6,358)
Materials, energy, third party services and other	(148,118)	(78,134)
Other	(11,353)	(3,420)

	(254,346)	(87,912)

3. Gross value added (1-2)	420,426	162,445

4. (-) Depreciation and amortization	(69,758)	(145,807)

5. Net value added	350,668	16,638

6. Value added received as transfers
Result of equity accounting method	468,476	393,400
Interest Income	217,528	36,716

	686,004	430,116

7. Net value added to be distributed (5+6)	1,036,672	446,754
8. Distribution of value added
Personnel:
Direct remuneration	132,719	108,626
Benefits	19,704	7,625
FGTS	7,439	5,293
Other	1,915	1,431

	161,777	122,975

Government:
Federal	(110,537)	46,173
State	59,137	3,397
Municipal	9,399	7,765

	(42,001)	57,335

Capital from third parties:
Monetary and exchange rate variations	565	236,122
Financial income and expenses	122,479	120,561
Rents	15,664	4,767

	138,708	361,450

Shareholders’ equity capital:
Net Income (loss) for year	778,188	(95,006)

Total	1,036,672	446,754

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or acquire equity interest in the capital stock of other companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, providing other telecommunication services, in any other type of signal distribution of any type, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The main activities of the subsidiaries consist of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concessions from ANATEL, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services were granted to the subsidiaries from 1996 to 2000, for a term of 15 years. Renewal is possible provided that the Company and its subsidiaries have satisfactorily complied with the terms of the concession, complied with the Executive Branch regulation and complied with the technical or economic requirements needed for the satisfaction of the needs of the community, including modernization of the system.

Since 2006, in partnership with Empresa Brasileira de Telecomunicações S.A. (Embratel), the Company offers its service Net Fone Via Embratel, which functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) telephone or cellular handset.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context – Continued

Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	2009		2008

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	100.00	-	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	-	-	100.00	-
Net São Carlos Ltda.	-	-	100.00	-
Net Franca Ltda.	-	-	100.00	-
Net Sul Comunicações Ltda.	-	-	100.00	-
Reyc Comércio e Participações Ltda.	100.00	-	26.94	73.06
Net Anápolis Ltda.	-	-	-	100.00
Net Bauru Ltda.	100.00	-	9.06	90.94
Net Campo Grande Ltda.	-	-	-	100.00
Net Goiânia Ltda.	100.00	-	-	100.00
Net Ribeirão Preto Ltda.	100.00	-	12.07	87.93
Net São José do Rio Preto Ltda.	-	-	-	100.00
Net Sorocaba Ltda.	100.00	-	-	100.00
Horizonte Sul Comunicações Ltda.	100.00	-	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	-	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	-	-	100.00
Net Paraná Comunicações Ltda.	100.00	-	-	100.00
Net Florianópolis Ltda.	-	-	78.13	21.87
Net Maringá Ltda.	-	-	-	100.00
Net Arapongas Ltda.	-	-	-	100.00
Televisão a Cabo Criciúma Ltda.	-	-	40.00	60.00
Net Londrina Ltda.	-	-	-	100.00
Jacareí Cabo S.A.	100.00	-	-	100.00
TV Eucalipto Ltda.	-	-	-	100.00
TV Mogno Ltda.	-	-	-	100.00
Horizon Line Brasil Ltda.	-	-	8.18	91.82
Canbras TVA Cabo Ltda.	-	-	-	100.00
614 TVH Vale Ltda.	100.00	-	-	100.00
Vivax Ltda.	-	-	100.00	-
614 Telecomunicações Ltda. - Big TV	-	-	100.00	-
614 Serviços de Internet Maceió Ltda. - Big TV	100.00	-	-	100.00
614 TVT Maceió S.A. - Big TV	-	-	50.00	50.00
614 Serviços de Internet João Pessoa Ltda - Big TV	100.00	-	-	100.00
614 TVP João Pessoa S.A. - Big TV	-	-	50.00	50.00
614 Interior Linha S.A. - Big TV	-	-	-	100.00
Zerelda Participações Ltda. - Big TV	-	-	-	100.00
TV a Cabo Guarapuava Ltda. - Big TV	-	-	-	100.00
TV Jacarandá Ltda. - Big TV	-	-	-	100.00
TV a Cabo Cascavel Ltda. - Big TV	-	-	-	100.00
EBS Empresa Brasileira de Sinais Ltda. - Big TV	-	-	-	100.00
TVC Oeste Paulista Ltda. - Big TV	-	-	-	100.00
614 TVG Guarulhos S.A. - Big TV	-	-	-	100.00
ESC 90 Telecomunicações Ltda.	100.00	-	-	-

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context – Continued

During 2009, in continuation of the corporate restructuring process, the Company incorporated the net book assets of the following subsidiaries, with absorbed asset base comprising the following:

Company	Date of Incorporation	Company	Date of Incorporation
Net Florianópolis Ltda.	02/28/2009	Net Sul Comunicações Ltda.	10/30/2009
614 Telecomunicações Ltda.	04/30/2009	Net São Carlos Ltda.	10/30/2009
614 Interior Linha S.A.	04/30/2009	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009
TVC Oeste Paulista Ltda.	04/30/2009	Vivax Ltda.	11/30/2009
Antenas Comunitárias Brasileiras Ltda.	09/30/2009	Net Indaiatuba Ltda.	11/30/2009
Televisão a Cabo Criciúma Ltda.	09/30/2009	Net Franca Ltda.	11/30/2009
Net Arapongas Ltda.	09/30/2009	Net Anápolis Ltda.	11/30/2009
Net Londrina Ltda.	09/30/2009	TV Jacarandá Ltda.	11/30/2009
Net Maringá Ltda.	09/30/2009	TV a Cabo Guarapuava Ltda	11/30/2009
614 TVG Guarulhos S.A.	09/30/2009	TV a Cabo Cascavel Ltda.	11/30/2009
Net Campo Grande Ltda.	10/30/2009	614 TVP João Pessoa S.A.	11/30/2009
Net São José do Rio Preto Ltda.	10/30/2009	614 TVT Maceió S.A.	11/30/2009

	Net	614	614	TVC
Assets	Florianópolis	Telecomunicações	Interior Linha	Oeste Paulista

Current assets	47,819	924	6,804	12,852
Long-term Assets	57,965	-	4,656	168
Investments	208,340	28,731	-	-
Property, Plant and
Equipment	56,115	-	11,982	3,025
Intangible	2,246	14,232	40	34

Non-current assets	324,666	42,963	16,678	3,227

Total assets	372,485	43,887	23,482	16,079

Liabilities
Current liabilities	48,401	-	9,883	6,671
Non-current liabilities	48,166	23,233	14,502	9,100

Net assets	275,918	20,654	(903)	308

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context – Continued

	Antenas	Televisão
Assets	Comunitárias	a Cabo	Net	Net	Net	Net
	Brasileiras	Criciúma	Arapongas	Londrina	Maringá	Guarulhos

Current assets	2,866	898	445	4,971	3,317	7,384
Long-term Assets	28,592	754	12	8,859	87	4,459
Investments	-	3	7	-	1	-
Property, Plant and Equipment	694	3,470	2,221	16,389	10,597	23,208
Intangible	24	108	42	547	309	5,957

Non-current assets	29,310	4,335	2,282	25,795	10,994	33,624

Total assets	32,176	5,233	2,727	30,766	14,311	41,008

Liabilities
Current liabilities	7,641	3,727	1,669	12,760	3,857	15,413
Non-current liabilities	6,418	967	154	3,422	813	14,392

Net assets	18,117	539	904	14,584	9,641	11,203

	Net	Net São
	Campo	José do	Net Sul	Net	DR Emp,
Assets	Grande	Rio Preto	Comunicações	São Carlos	Distribuição	Vivax

Current assets	7,787	8,617	79,108	7,344	29,946	134,521
Long-term Assets	2,310	5,200	76,240	4,985	118,117	459,390
Investments	-	-	238,982	-	84	1,619
Property, Plant and Equipment	24,187	15,919	99,705	9,557	70,027	449,175
Intangible	545	432	11,598	305	2,826	147,877
Deferred	-	-	-	-	-	1,891

Non-current assets	27,042	21,551	426,525	14,847	191,054	1,059,952

Total assets	34,829	30,168	505,633	22,191	221,000	1,194,473

Liabilities
Current liabilities	6,355	6,083	65,394	5,303	40,581	210,030
Non-current liabilities	1,688	1,475	112,338	5,687	59,686	780,961

Net asses	26,786	22,610	327,901	11,201	120,733	203,482

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context – Continued

Assets	Net	Net	Net	TV	TV a Cabo	TV a Cabo
	Indaiatuba	Franca	Anápolis	Jacarandá	Guarapuava	Cascavel

Current assets	2,743	6,356	1,786	2,967	945	1,340
Long-term Assets	(21)	102	1,251	3,467	405	1,306
Investments	-	-	-	-	-	-
Property, Plant and Equipment	4,845	7,581	6,357	5,404	2,567	2,387
Intangible	247	363	170	1,207	11	747
Deferred	-	-	-	-	-	-

Non-current assets	5,071	8,046	7,778	10,078	2,983	4,440

Total assets	7,814	14,402	9,564	13,045	3,928	5,780

Liabilities
Current liabilities	2,257	3,393	2,968	5,048	1,129	3,470
Non-current liabilities	416	1,060	4,051	7,760	2,362	1,803

Net assets	5,141	9,949	2,545	237	437	507

	614	614
	TVP João	TVT
Assets	Pessoa	Maceió

Current assets	7,560	6,826
Long-term Assets	1,535	7,380
Investments	3,019	3,415
Property, Plant and Equipment	15,266	13,828
Intangible	2,562	2,278

Non-current assets	22,382	26,901

Total assets	29,942	33,727

Liabilities
Current liabilities	9,216	7,796
Non-current liabilities	2,410	6,208

Net assets	18,316	19,723

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context – Continued Acquisition of equity

On May 29, 2009, the Brazilian Telecommunications Agency (Anatel) authorized the acquisition of shareholder control of ESC 90 Telecomunicações Ltda. (ESC 90) a major provider of cable TV and broadband services in the state of Espírito Santo. On June 30, 2009, the Company concluded the acquisition of 100% of the shares representing the capital of this company, as detailed in Note 8.

On December 12, 2008, the Brazilian Telecommunications Agency (Anatel) approved the acquisition of a controlling shareholder interest in companies operating in the pay-TV and broadband Internet market under the "BIGTV" brand, and on December 29, 2008 the Company concluded its acquisition of 100% of the shares representing the capital of these companies, as detailed in Note 8.

On April 22, 2009, through Resolution No. 528, Anatel (regulatory agency) prohibited pay-television providers from charging subscribers for more than one outlet per household. The resolution states that only specific events, such as installation, repair of the internal network and of the converters and decoders of the signal or similar equipment could be charged by operators of cable TV. An injunction was granted by the Federal Court of Brasilia, through the “Associação Brasileira de TV por Assinatura”, or the ABTA (The Brazilian Pay TV Association), allowing the Company to continue charging the additional outlets. The Federal Court of Brasilia revoked the ABTA injunction concerning the extra outlet, however, Management is not expecting a material impact on the Company’s operating activities, once the actual sales model applied consists in charge the customers by the rental of the equipments and installation fee per outlet as provided for in this resolution.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores (CNMV), which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

1. Operational and financial context – Continued

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA.

Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

2. Preparation Basis and Presentation of the Financial Statements

The individual financial statements for the period ended December 31 2009 were prepared in accordance with accounting practices adopted in Brazil, additional rules of the Brazilian Securities Commission (CVM), technical pronouncements of the Accounting Pronouncements Committee (CPC) and provisions of the Law of Corporations (BRGAAP), as amended by Law No. 11638/07 and by Law No. 11941/09.

Authorization for the conclusion of these financial statements was provided by the board meeting held February 9, 2010.

In accordance with CVM Ruling No. 565 dated December 17, 2008, which approved the accounting pronouncement CPC 13 – Initial Adoption of Law No. 11.638/07 and Provisional Measure No. 449/08, the Company determined the date of transition for the adoption of new accounting practices issued in 2008 on December 31, 2007. Goodwill based on future profitability recognized by the Company was amortized until December 31, 2008. As of January 1, 2009, it has no longer been amortized and it is submitted to impairment testing as determined by the CPC 01- Statement on impaired assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

During 2009, the CPC issued and the CVM approved various Technical Pronouncements, Interpretations and Guidelines whose duration is mandatory only for the accounting period beginning as per January 1, 2010, with the requirement that the Companies represent the comparative period, i.e. the financial statements ending on December 31, 2009, and the opening balance sheet on January 1, 2009 contemplating the adjustments resulting from these new Technical Pronouncements in compliance with CPC 43 – Initial Adoption of Technical Pronouncements CPC 15 to 40.

Optionally, the Company could anticipate, for the financial year ending on December 31, 2009, the adoption of the pronouncements with duration for the accounting period beginning as per January 1, 2010, as long as it is done in its entirety. The Company decided not to exercise this faculty for the 2009 financial statements, and in its best judgment, presents below a short description of the potential alterations relevant to the accounting practices adopted previously, that are applicable in the preparation and elaboration of the Company’s statements in the financial year ending on December 31, 2009 and for the other financial years and periods comprised in the process of initial adoption of these new accounting practices.

Technical Pronouncements:

CPC 15 Business Combination, approved by CVM Ruling No. 580, dated July 31, 2009: Determines, mainly, the principles and requirements for an acquirer in a Business Combination, except those related to entities or business under joint control, mainly concerning: (i) how to recognize and measure, in their financial statements, the identifiable assets acquired, the liabilities assumed and the share participation of non-controllers in the acquired enterprise; (ii) recognize and measure the premium of expectation of future profitability (goodwill) or the income resulting from a profitable purchase (accrued liability). It also establishes the necessary disclosures in order to enable users of this information to assess the nature and impacts resulting from the Business Combination in the Company’s financial statements. The CVM Ruling mentioned above established that, the Business Combination occurring in 2009 should be represented by the Companies in the financial statements on December 31, 2010, contemplating the requirements of CPC 15 mentioned above.

Considering the Business Combination occurring in the last few years, the Company expects this Technical Pronouncement to produce impacts on its financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 16 Stocks, approved by CVM Ruling No. 575, dated November 26, 2009: Establishes, mainly, the handling of the Company’s stocks regarding recognition, measurement, reduction to the net realizable value, costing criteria, form of cost appropriation to the result and requirements of disclosure in an Explanatory Note to financial statements. The costing criteria allowed by the norm are: i) pondered average cost, First In, First Out (FIFO) and the utilization of a standard cost or retail method for stock valuation, when the results are close to the actual cost. It also emphasizes that the fixed costs related to the non-utilized capacity due to the volume of production being below normality (inactivity) should be recorded as expenses in the period in which they are incurred, and should not be capitalized in the stock balance.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its stock trading practice converges with the accounting practice required by this CPC.

CPC 18 Investment in an Associated Company and in a Subsidiary, approved by CVM Ruling No. 605, dated November 26, 2009: Establishes, mainly, the criteria for the characterization of the Companies’ investments, specifically in the case of associated companies and subsidiaries, through the definition of the concepts of control and significant influence. It deals with the recognition of these investments using the equity method, of the losses through reducing the recoverable amount (impairment), whose disclosure should be done in a Note to financial statements. This norm does not apply to investments classified as available for negotiation, whose accounting procedures are addressed in CPC 38.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice of investment evaluation converges with the accounting practice required by this CPC.

CPC 19 Investment in a Joint Venture, approved by CVM Ruling No. 606, dated June 5, 2009: This Pronouncement should be applied in accounting for shares in joint ventures, whose disclosure should be made in a Note to financial statements, of the assets, liabilities, revenues and expenses of these ventures in the investors’ financial statements. It establishes three main types of joint venture, as long as two or more enterprises are committed through a contractual agreement or this agreement has established joint control, among which are: jointly controlled operations, jointly controlled assets and jointly controlled entities.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

The Company that participates in a joint venture should recognize its investment in this joint venture using the proportional consolidation, which can be disclosed in two formats: i) Combination of its share in each one of the assets, liabilities, revenues and expenses of the joint venture with similar items, line by line, in its financial statements; ii) include its share in each of the assets, liabilities, revenues and expenses of the joint venture in its financial statements using a separate line.

The application of the proportional consolidation should be suspended on the day in which the Company no longer has joint control over the joint venture, in this case, the investment should be accounted for and treated as a financial instrument according to the requisites of CPC 38, as long as the entity does not become an associated company or a subsidiary, because it will be treated according to CPC 18. Another unusual way of recognition in investors’ financial statements of participations in joint ventures is the use of the equity method, when specific conditions are met.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice of investment evaluation converges with the accounting practice required by this CPC.

CPC 20 Borrowing Costs, approved by CVM Resolution No. 577 dated June 5, 2009: Establishes the accounting procedures on: i) the definition of the costs of loans liable to be capitalized in the costs of assets considered as qualifiable (they take a substantial amount of time to become available for use or sale) and directly attributed to the acquisition, construction or production of such assets; ii) form of recognition through the recording of these financial costs to the accounting value of qualifiable assets, as long as it is likely that the amounts will result in future economic benefits and may be measured safely; iii) determination of the periods in which the Company should begin the capitalization of the values, cease or revert it. Additionally, this CPC allows, even though the Company has borrowed resources with no specific destination, however uses them to obtain a qualifiable asset, the financial costs to be capitalized by applying an average pondered rate of the loan costs that are in force during the period regarding the expenses with these qualifiable assets. The other loan costs, not associated with a qualifiable asset, should be recognized as an expense when incurred. The disclosure requirements are also addressed in this CPC in a Note to financial statements on the loan costs.

This Technical Pronouncement is not applicable to the Company considering that it does not produce assets that take a substantial period of time to become available for use or sale.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 21 Intermediate Statement, approved by CVM Ruling No. 581, dated July 31, 2009: It establishes the minimum content of an intermediate financial statement and the principles for recognition and measurement of certain assets and liabilities in the full or condensed statements of the intermediate period. According to this CPC, the intermediate financial statements should include the following components: (a) condensed balance sheet; (b) condensed statement of results for the period; (c) condensed statement of comprehensive results; (d) condensed statement of changes in shareholders’ equity; (e) condensed statement of cash flows; (f) select notes. It also determines that the measurement of accounting estimates in intermediate periods should be made on an annual basis, thus, the application of this Technical Pronouncement can bring some intertemporal impacts on determining the quarterly results, and however it will not affect the determination of the Company’s annual results.

The Company Management expects this norm to produce relevant alterations on the volume of information to be disclosed in its Quarterly Information – ITRs, given that these ITRs are prepared in synthesized bases and will contemplate all the material, and necessary and sufficient information to promote an adequate and complete list of accounting and financial indicators to the users of their ITRs.

CPC 22 Information per Segment, approved by CVM Ruling No. 582, dated July 31, 2009: Determines the requirement for the disclosure of segregated information per operational segment of the Company. “Operational segment” is defined as a component of the entity: (a) that performs business activities that generate income and incur in expenses; (b) whose operational results are regularly reviewed by the Company’s main operations manager in making decisions; and (c) so that the financial information may be available. The Company Management does not foresee any impact on its financial statements.

CPC 23 Accounting Policies, Change of Estimate and Error Rectification, approved by CVM Ruling No. 592, dated September 15, 2009: Defines criteria for the selection and change of policies and accounting estimates, as well as defining the accounting procedures and the disclosure of changes and accounting estimates and the handling of error rectification.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice as to the handling of Accounting Policies, Change of Estimate and Error Rectification converges with the accounting practice required by this CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 24 Subsequent Event, approved by CVM Ruling No. 593, dated September 15, 2009: The norm defines subsequent events like the ones occurring in the period between the base date of the financial statements and the date in which the authorization is granted for the issuing of financial statements. This Technical Pronouncement determines when the Company should adjust its financial statements as a result of subsequent events occurring after the base date of the financial statements and when the Company should only disclose subsequent events occurring after the base date of the financial statements.

The main impact in the application of this Technical Pronouncement refers to the accounting of dividends. According to this norm, at the end of the fiscal year the Company should recognize as a liability only the minimum obligatory dividend. Additional dividends should at least be recorded as a liability as they are approved by the competent sectors of the Company.

The Management does not expect this Technical Pronouncement to have an impact on its financial statements.

CPC 25 Provisions, Contingent Liabilities and Contingent Assets, approved by CVM Ruling No. 594, dated September 15, 2009: Determines the criteria for recognition and the bases of measuring provisions, contingent liabilities and contingent assets, as well determining the disclosure as a Note to financial statements. For the purposes of this norm, a provision should be recognized if, and only if: (a) the Company has a current obligation as a result of a past event; (b) it is probable that there will be an expenditure of resources to settle the obligation; and (c) a reliable estimate can be done on the value of the obligation.

The contingent liabilities and assets should not be recorded, because they are obligations or rights whose probability of materializing is only possible through the confirmation of future and uncertain events that are out of the control of the Company, as well as, CPC 25 that determines that the effect of the cash value at the time of a provision should be the current value of the disbursements that are expected to be required to settle this obligation. The adjustment to the current value of these obligations has been normatized since 2008 in the form of CPC 12 Adjustment to Present Value, approved by CVM Ruling No. 564 of December 17, 2008.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice as to the handling of Provisions, Contingent Liabilities and Contingent Assets converges with the accounting practice required by this CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 26 Presentation of financial statements, approved by CVM Ruling No. 595, dated September 15, 2009: Establishes the base for the presentation of the financial statements, through the determination of general requirements for the presentation, guidelines for its structure and the minimum content that should be included in the financial statements, the main ones being: i) balance sheet; ii) income statement; iii) statement of comprehensive results; iv) statement of changes in shareholders’ equity; v) statement of cash flow; vi) statement of added value; vi) notes and other explanatory information; and, if necessary, vii) the balance sheet at the beginning of the older period presented comparatively in the situations in which the Company applies an accounting policy retroactively or represents items in its financial statements.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice as to the handling of Presentation of financial statements converges with the accounting practice required by this CPC.

CPC 27 Fixed Assets, approved by CVM Ruling No. 583 dated July 31, 2009: Establishes the accounting procedures for the property, plant and equipment assets, mainly as to the (i) recognition of these assets; (ii) measuring; (iii) form of determining the depreciation; (iv) impairment losses; and v) requirements for the disclosure as a Note to financial statements. It determines the concept that the cost of an item of the permanent assets should be recognized as an asset if it is likely to generate future economic benefits for the Company and can be measured reliably. Determines that the cost of an item of the property, plant and equipment assets includes (i) its price of acquisition; (ii) direct cost to put the asset into conditions of use; and (iii) initial estimate of costs involving disassembling, removal and restoration of the location. Determines that the depreciation should be recognized systematically during the lifetime of the asset, and that the base of calculation of the depreciation value does not include the residual value to be recovered by the Company at the end of its lifetime, for example, through sale or salvage. The lifetime expectation and residual value should be reviewed at least at the end of each fiscal year.

The Company does not expect the related Technical Pronouncement to produce significant impacts on its financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 29 Biologically Active Product and Agricultural Product, approved by CVM Ruling No. 596, dated 15 September 2009: Establishes the accounting procedures and of disclosure in the Notes to financial statements for the biologically active products and agricultural products.

This pronouncement is not applicable to the Company.

CPC 30 Revenues, approved by CVM Ruling No. 597, dated September 15, 2009: Establishes, mainly, the accounting procedures for the revenues resulting from certain types of transactions and events, and should be applied in the accounting of the income resulting from the sale of goods, services provided and the utilization of Company assets that generate interest, royalties and dividends. The revenue should be measured and recorded according to its fair value. According to CPC 30, the revenue should be recognized when all of the following conditions are met: a) all of the risks and benefits inherent to the ownership of the goods were transferred; b) there is no continuous involvement in the management of the goods; c) the value of the revenue may be reliably measured; d) the economic benefits associated with the transactions will flow into the Company; and e) the expenses may be reliably measured.

This Technical Pronouncement determines that, for the purposes of disclosure in the statement of results, the revenue includes only the gross entries of economic benefits, therefore the amounts charged by third parties, such as tax on sales, are not economic benefits, and therefore, they are excluded from the revenue. This Technical Pronouncement requires a disclosure in a Note of the “taxable gross revenue” reconciled against the revenue presented in the statement of results. The main impact of the disclosure in the financial statements refers to the presentation of the revenue of the net results of the amounts charged by third parties.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice of recognition of revenue, in which it applies, converges with the accounting practice required by this CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 31 Non-Current Asset Available for Sales and Discontinued Operation, approved by CVM Ruling No. 598, dated September 15, 2009: Determines the accounting criteria of non-current assets available for sale and of discontinued operations, as well as the disclosure requirements as a Note to financial statements. For the purposes of this CPC, the non-current asset should be classified as available for sale if it is recovered, mainly, through a sale transaction, i.e. its sale is highly likely (commitment from the Company Management with the sales plan of the asset or group of assets). Discontinued operation is understood as being an important component of the Company (line of business, geographical area, subsidiaries, among other examples) which has been written off or is classified as available for sale. Such assets should be measured by the lower amount between the accounting value and the fair value less the sales expenses, as well as, in the specific case of discontinued operations, it should be presented net of taxes in the results for the fiscal year.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once there are no relevant non-current assets or discontinued operations.

CPC 32 Tax on Profit, approved by CVM Ruling No. 599, dated September 15, 2009: It aims to define the accounting procedures for tax on profit, especially the current and future tax effects on: a) the realization (liquidation) of the accounting value of the assets (liabilities) that are recognized in the Company’s balance sheet; and b) the operations of the current period that are recognized in the Company’s financial statements. For the purposes of this CPC, a deferred tax asset or liability should be recognized for all the temporary deductible or taxable differences, respectively. A temporary difference is the difference between the accounting value of the asset or liability in the financial statement and its tax base. It also requires the accounting of a deferred tax asset on unused tax losses insofar as it is likely to be generating future taxable profits to enable the compensation of this deferred tax asset, however it eliminates the need of a history of taxable profits and limitation of the generation of taxable profits in the next 10 years, contained in the requirements of CVM Instruction No. 371.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice of tax on profit, in the form of Income Tax of the Social Contribution on Net Profit, current and deferred, converges with the accounting practice required by this CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 33 Benefits to Employees, approved by CVM Ruling No. 600, dated October 7, 2009: Establishes the criteria for the accounting and disclosure as a Note to financial statements of benefits granted to employees, whereby the requirement is the record of (i) a liability, when the employee has provided the service in exchange for benefits to be paid in the future; and (ii) an expense when the Company used the economic benefit resulting from the service received by the employee.

Benefits to employees are defined in the following way: short-term benefits, which include salaries, paid leaves of absence, non-monetary benefits (like medical assistance, vehicles, among other examples); post-employment benefits, such as pensions, post-employment life insurance, post-employment medical assistance; long-term benefits, such as paid leaves of absence, gratification for length of service, among other examples; benefits through dismissal.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice on the issue, concerning the Company, converges with the accounting practice required by this CPC.

CPC 36 Consolidated Statements, approved by CVM Ruling No. 608 dated November 26, 2009: Deals with criteria for the Companies to: i) prepare consolidated statements, or not, of the consolidation procedures, of the form of presenting these financial statements; of the situations in which the consolidation should be ceased (loss of control). For the purposes of this CPC, concept of control, used in the evaluation of the need to consolidate an entity, is defined as the power to govern the financial and operational policies of this other entity.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements, once its accounting practice of consolidation converges with the accounting practice required by this CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 38, 39 and 40 Financial instruments: Recognition and Measuring, Presentation, Proofing, approved by CVM Ruling No. 604, dated November 19, 2009:

CPC 38 Financial Instruments: Recognition and Measurement: Controls the recognition and measuring of operations with financial instruments – including derivatives. It should be applied to all the Companies and to all types of financial instruments, except for the specified exceptions. A financial instrument is any contract that originates a financial asset for a Company and a financial liability or equity security to another entity. The financial assets are any assets classified as: cash, equity security of another entity, contractual right, or a contract that may have been or may be settled with equity instruments of the Company itself. The financial liabilities are any liabilities classified as: contractual obligations, contracts that may have been or may be settled with equity instruments of the Company itself.

A financial instrument can be classified into four categories: (i) financial assets or liabilities measured at fair value through earnings, (ii) held to maturity, (iii) loans and receivables and (iv) available for sale.

The initial recognition of the financial instruments is done according to its fair value, adding the transaction costs associated directly with its acquisition or issue and adjusted later by the amortizations of the main value, by the accrued interest based on the effective interest rate method (“amortized cost”), and by any adjustment of reduction to its likely value of recovery or of doubtful credits. The accounting procedures related to the recognition of the transaction costs do not apply to financial assets measured by the fair value by means of the results.

CPC 38 introduces a series of new concepts that are not contained in CPC 14, and are now part of the reviewed version of CPC 14 later converted into OCPC 03. One of the main items not covered in OCPC 03 are the integrated derivatives.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements.

CPC 39 Financial Instruments: Presentation – It aims at establishing the principles for the presentation of financial instruments, like liability or shareholders’ equity, and for compensation of financial assets and financial liabilities. It applies to the classification of financial instruments, in the perspective of the issuer, in financial assets, financial liabilities and instruments of equity; the classification of respective interest rates, dividends, losses and gains; the circumstances in which the financial assets and financial liabilities should be compensated (offsetting).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

The Company does not expect the related Technical Pronouncement to produce relevant impacts on its financial statements.

CPC 40 Financial Instruments: Proofing – Introduces the need for detailed disclosures about the relevance of the financial instruments to the financial standing and equity of the Company and its performance. This requirement comprises, among others:

(a) Disclosure related to the financial standing of the entity – including information on the financial assets and liabilities per category, specific disclosures when the option of fair value is used, reclassifications, write-off of financial assets and liabilities, assets offered as guarantee, integrated derivatives and violation of contractual terms;

(b) Disclosure related to the Company’s performance in the period – including information about recognized revenue, expenses, gains and losses; interest expenses and revenues; income from fees; and losses following impairment; and

(c) Other disclosures – including information on accounting policies, accounting for hedges and fair values of each class of financial assets and liabilities;

(d) The Technical Pronouncement also requires the disclosure of information on the nature and extension of the risks resulting from financial instruments: i) Qualitative disclosures on exposures to each class of risk and how these risks are generated and; ii) Quantitative disclosures on the exposures to each class of risk, separately for credit risk, liquidity risk and market risk (including sensitivity analyses).

The Company does not expect the related Technical Pronouncement to produce relevant impacts on the practices of disclosure of financial instruments on its financial statements, once such practices converge with the accounting practice required by this CPC.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

CPC 37 Initial Adoption of the International Accounting practices, approved by CVM Ruling No. 609, dated December 22, 2009 and CPC 43 Initial Adoption of Technical Pronouncements CPC 15 to 40, approved by CVM Ruling No. 610, dated December 22, 2009: The purpose of CPC 37 is to supply the necessary guidelines for the individual financial statements necessary so that the individual financial statements, including the intermediate financial disclosures are prepared in compliance with the international accounting practices issued by IASB - International Accounting Standards Board, except for the Companies that have investments in a subsidiary evaluated using the equity method, once IASB does not accept this record, and for the eventual maintenance, through an entity, of the account balance of the deferred asset, according to the permission granted by Law No. 11.941/09, and with the nature of transition until the total amortization of these balances.

In order to apply this Technical Pronouncement, the Company should apply CPC 37 – Initial Adoption of International Accounting practices to its consolidated statements when adopting these international practices for the first time. Then, the Company should transpose, to its individual financial statements, all of the necessary adjustments, or the ones they choose, in the application of CPC 37, so as to obtain the same shareholders’ equity and consolidated and individual balance sheets.

The Company does not expect the related Technical Pronouncement to produce relevant impacts on the practices of disclosure of financial report, once such the international practices applies in consolidated financial statements.

Review no. 1 of Technical Pronouncements and Technical Guidance, approved by CVM Ruling No. 624, dated January 28, 2010: Refers to the document reviewing certain paragraphs of Technical Pronouncements CPC 02, 03, 16, 26 and 36, and of Technical Guidance OCPC 01. The main corrections and alterations in the mentioned CPCs were:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

a) CPC 02: Removal of the requirement in paragraphs 4 and 5 which establish the integration, to the statements of the controlling company, of the assets, liabilities and results and cash flows of certain subsidiaries abroad. Not applicable to the Company.

b) CPC 03: i) Qualification of investments as cash equivalent whose sell-buy date or redemption is equal to or under ninety days from the date contracted; ii) Exclusion of the cash balance and cash equivalent of the investments in shares in other entities, except when these investments have a term of redemption determined up to ninety days, already adopted in the financial statements for the period ending on December 31, 2009;

c) CPC 16: i) Exclusion of the cost of formation of stocks of recoverable taxes from the IRS, once such taxes should be recognized as recoverable taxes and not incorporated into the stock balances, a procedure already adopted by the Company in its financial statements;

d) CPC 26: i) Alteration in the examples contained in Appendix A, specifically related to the statement of comprehensive results of the periods and statement of changes in shareholders’ equity;

e) CPC 36: i) Elimination of the paragraph that requires the application of the methods of consolidation for the subsidiaries, joint ventures and associated companies, when the investor chooses or is required by local regulation, to present the accounting statements separately. Not applicable to the Company.

The Company evaluated the alterations above and concluded that they did not represent relevant modifications to the accounting practices in effect, however it predicts that with the application in 2010 of CPC 36, the alteration mentioned above may affect the form of presentation of the accounting component of the statement of changes in shareholders’ equity and the insertion of the statement of comprehensive results of the periods.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

Technical Orientations:

OCPC 03 Financial Instruments: Recognition, Measuring and Proofing, approved by Circular Letter CVM/SNC/SEP No. 03/2009, dated November 19, 2009;

The objective of this Technical Guidance was to replace Technical Pronouncement CPC 14 and promote its review through the inclusion of some topics not dealt with in CPC 14. The topics included in this Guidance were: i) accounting procedures related to the non-recognition of financial assets and liabilities and to the impairment losses of financial assets (in the form of the provision for doubtful accounts); ii) classification of the financial instruments, in a simplified form, once it does not contemplate all of the requirements of CPC 39 to be adopted by the Companies.

The Company verified that the inclusions made to CPC 14 through this Technical Guidance, did not produce the relevant impacts on its financial statements, once its accounting practice of financial instruments converges with the accounting practice required by this Guidance.

Technical Interpretations:

ICPC 03 Complementary Aspects of Leasing Operations, approved by CVM Ruling No. 613, dated December 22, 2009: This interpretation has the purpose of providing guidelines to determine that the agreements that include a related transaction or series of transactions, and which do not have a legal form of leasing, but transfer the right to use an asset (for example, an item of the property, plant and equipment) in return for a payment or series of payments, should be accounted for in accordance with Technical Pronouncement CPC 06 – Leasing Operations.

This Interpretation does not apply to agreements that:

(a) are, or contain leases outside the scope of Technical Pronouncement CPC 06 – Leasing Operations; or

(b) are agreements of concession for the public service of entities from the private sector within the scope of Interpretation ICPC 01 – Concession Cont.

The application of this interpretation does not bring significant impacts to the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

ICPC 08 Accounting of the Proposal for the Payment of Dividends, approved by CVM Ruling No. 601, dated October 7, 2009: This interpretation supplies guidelines on the criteria for the accounting of dividends, according to the guidelines contained in CPC 24 – Subsequent Events and CPC 25 - Provisions, Contingent Liabilities and Contingent Assets. This interpretation establishes that the minimum obligatory dividend should be recorded as a liability on the closing date of the period and that the additional dividend to the minimum obligatory should be recorded as a liability only when approved by the Shareholders’ Meeting or other competent body.

Thus, this interpretation recommends that to meet the provisions of article 176, paragraph 3 of Law No. 6.404/1976, which established the recording of the destination of profits according to the proposal given by the Management, in the premise of its approval by the general assembly, the additional dividend to the minimum obligatory should be maintained in a shareholders’ equity account in an account called “proposed additional dividend”.

The Company does not expect the related Technical Interpretation to produce relevant impacts on its financial statements.

ICPC 09 Individual Financial Statements, Separate Statements, Consolidated Statements and Application of Equity Method, approved by CVM Ruling No. 618, dated December 22, 2009: The purpose of this interpretation is to clarify issues related to the application of Technical Pronouncements CPC 15, 18, 19, 35 and 36, about the elaboration of individual financial statements, separate statements, consolidated statements and about the application of the equity method, especially in the elaboration of the consolidated financial statements. This interpretation, among others, makes clear the handling of the premium expected on future profitability (goodwill) in certain circumstances, including incorporations and fusions, the accounting procedures on the existence of unearned income with related parties, gives clarification about how to recognize some capital transactions between partners, and addresses aspects related to the duration of Technical Pronouncement CPC 15 – Business Combination.

ICPC 09 brings some guidelines about the record of identifiable assets and liabilities assumed both in the individual and consolidated financial statements, as well as supplying guidelines about the calculation and recording of “goodwill”.

The Company Management, in this phase of transition, is in the process of evaluating the effects that ICPC 09 will produce on the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

2. Preparation Basis and Presentation of the Financial Statements – Continued

ICPC 10 Interpretation on the Initial Application to the Property, Plant and Equipment Assets and to the Ownership Investment of Technical Pronouncements CPCs 27, 28, 37 and 43, approved by CVM Ruling No. 619, dated December 22, 2009: This interpretation has the purpose of dealing with some issued related to the initial implementation of Technical Pronouncements CPC 27 – Property, Plant and Equipment Assets, CPC 28 – Ownership Investment, CPC 37 – Initial Adoption of the International Accounting practices and CPC 43 – Initial Adoption of Technical Pronouncements CPCs 15 to 40.

Due to a change in the Brazilian accounting practice in full adherence to the process of convergence to international practices, in the initial adoption of Technical Pronouncements CPC 27 and CPC 28, there is an option of making adjustments to the initial balances similar to that permitted by the international accounting practices, with the utilization of the concept of deemed cost, according to the provisions of Technical Pronouncements CPC 37 and 43.

The application of this Technical Pronouncement will not bring significant impacts to the Company.

The incorporations and acquisitions mentioned in Note 1 and the ceasing of amortization of goodwill as per the fiscal year of 2009, as mentioned in Note 3.i., make it difficult to compare the financial statements ending on December 31, 2009 with the previous financial year.

The consolidated financial statements of the Company were compiled for the years ended December 31, 2009 and December 31, 2008 and are pursuant to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented under International Financial Reporting Standards (IFRS) in place of consolidated financial statements under Brazilian Generally Accepted Accounting Principles (GAAP), as permitted by CVM Instruction No. 457 of July 13, 2007 and CVM/SEP Circular No. 004/2007 of November 6, 2007, and are filed with the CVM and Bovespa via the IPE System, in the category "Economic-Financial Data".

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

3. Significant accounting practices

a. Statement of income

The results of operations are calculated in compliance with the accounting regime on an accrual basis for the fiscal year. Income from services is recorded in the statements of income when it is realized. Income is not recorded if there are significant uncertainties as to its realization. Interest revenues and expenses are recognized using the effective interest rate method.

Deferred revenue relates to prepayment of the rights to use the Net fiber optic cable network to provide Net Fone services and rental revenue is released to income over the contractual period. Revenues with special projects and network access are recognized based on the average customer-base time.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to disclosures in certain financial statements. The final results of these transactions and information related to their effective realization in subsequent periods may differ from these estimates. The main provisions related to the Company's financial statements are reviewed quarterly and annually and refer to: provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Transactions in Foreign Currency

Foreign currency assets and liabilities were translated into reais at the rate of exchange on the closing date of the balance sheet and the differences arising from the currency translation were recorded in income for the fiscal year. Gains or losses arising from restating these assets and liabilities are recognized as financial revenues or expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

3. Significant accounting practices – Continued

d. Financial instruments

Financial instruments, financial assets or liabilities, are recognized when the Company becomes part of the contractual provisions therein. When recognized, they are initially recorded at their fair value plus transaction costs directly attributable to their acquisition or issue, except for financial assets and liabilities classified in the fair value category through earnings, in which case these costs are directly entered in earnings for the period. Their subsequent measurement takes place at each balance sheet date in accordance with the classification of the financial instruments in the following categories of financial assets and liabilities: (i) financial assets or liabilities measured at fair value through earnings; (ii) held to maturity investments; (iii) loans and receivables; (iv) financial assets available for sale; v) financial liabilities measured at amortized cost.

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks, such as non-deliverable forwards and interest rate swaps for protection against foreign exchange risks and interest rates. Financial derivatives are measured by fair value (market value) on every balance sheet disclosure date. The derivatives are accounted for as financial assets using the results when the fair value presents gains, and as financial liabilities using the results when the fair value presents a loss. The Company did not adopt the optional Hedge accounting practices defined in CPC 38 for these Hedge operations.

e. Cash and cash equivalents

Cash and cash equivalents include cash, balances in bank accounts and financial investments redeemable within 90 days from the balance sheet date, with insignificant risk of alterations in their market value, classified in the category of financial assets measured at fair value with a corresponding entry in earnings. These investments are valued at cost, plus interest through balance sheet date, and marked to market with the gain or loss recorded in income for the year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

3. Significant accounting practices – Continued

f. Receivables

Receivables are shown according to the realization value. This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

g. Inventories

Valued at the average cost of acquisition which does not exceed the market value. And when necessary, a provision for obsolescence has been recorded.

h. Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in Note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes. Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals, etc.), as inventory to be used and are valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

The recoverable amount of items comprising the property, plant and equipment assets, which is reviewed on an annual basis or derives from events and circumstances or economic, operational or technological changes indicating loss of value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

3. Significant accounting practices – Continued

i. Intangible

The goodwill recognized on the acquisition of investments economically based on the expectation of future profits was paid out until December 31, 2008. Recovery of book balance is tested every year or derives from events or circumstances indicating loss of value. For recovery test purposes, premiums are allocated to the cash generating unit in the way how they are monitored by the Management. The determination of recoverable amount is based on economic evaluation models that include the discounted future cash flow and analysis of comparable market data.

Intangible assets with indefinite useful life are not amortized and are subject to annual impairment tests.

Intangible assets with defined useful life are amortized according to their estimated life, and are also submitted to testing for analysis of their recoverable amount when indications of impairment assets are identified.

j. Other Assets and Liabilities

Assets and liabilities are classified as current if their realization or settlement is estimated to occur within the next 12 months, otherwise they are shown as non-current.

A liability is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks.

An asset is recognized in the balance when it is probable that its future economic benefits will be generated for the Company, and when its cost or value securely measured.

k. Loans and Financing

Loans and financing are initially measured by the net fair value of the cost of incurred transactions. Subsequently measured at amortized cost using the effective interest rate method.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

3. Significant accounting practices – Continued

l. Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value, as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities; if significant, such interests are reallocated to the financial expenses and revenue lines in earnings.

m. Income taxes and social contribution

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for the social contribution tax on net income and recognized in earnings on an accrual basis.

Deferred tax credits arising from tax loss or negative base for social contribution tax are recognized only to the extent that it is likely there will be a positive taxable base.

n. Cash flow and value added statements

Cash flow statements were prepared and are being submitted in accordance with CVM Resolution No. 547 of August 13, 2008, which approved CPC Accounting Pronouncement 03 – Statement of Cash Flows, issued by the Brazilian Accounting Standards Committee (CPC). Value–added statements were prepared and are being submitted in accordance with CVM Resolution No. 557 of November 12, 2008 which approved CPC Accounting Pronouncement 09 - Value-Added Statement, issued by the CPC.

4. Cash and cash equivalents

	12/31/2009	12/31/2008

Cash and banks	72,120	6,612
Banking deposit certificates	82,942	141,172
Exclusive investment fund	605,390	41,545

	760,452	189,329

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

4. Cash and cash equivalents – Continued

Bank deposit certificates (CDBs) earn an average of 101.5% of the CDI interbank rate (9.84% in 2009). CDBs are issued by first-line banks with daily liquidity, guaranteed buyback, floating interest rates based on the CDI rate, have daily valuation, are registered with the CETIP clearing corporation and have immediate and total access.

Other investments are funds whose assets are private bonds – mainly CDB – and government bonds.

5. Trade accounts receivables

	12/31/2009	12/31/2008

Subscriber accounts receivable	76,331	1,131
(-) Provision for doubtful accounts	(16,459)	(215)

	59,872	916

The average term for receipt of subscriptions is approximately 30 days. The provision for doubtful accounts is principally comprised of amounts overdue from 90 to 180 days. Overdue amounts of over 180 days are written off.

6. Inventories

	12/31/2009	12/31/2008

Material for maintenance of networks	10,791	505
Material for technical assistance	3,959	87

	14,750	592

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

7. Current and non–current deferred and recoverable taxes

	12/31/2009	12/31/2008

Recoverable taxes:
Income tax withheld at source	27,667	20,639
Recoverable federal taxes	42,234	10,644
Recoverable ICMS	23,402	40
Other	212	1

	93,515	31,324

Current	32,213	72
Non-current	61,302	31,252

Deferred taxes:
Income tax:
Temporary differences	136,281	-

	136,281	-

Social contribution:
Temporary differences	49,063	-

	49,063	-

Total	185,344	-

Non-current	185,344	-

As mentioned in Note 1, during the fiscal year 2009 the Company took over several profitable subsidiaries. Therefore, supported by projected future taxable income arising from operating activities of these subsidiaries, as approved by the Company’s Board of Directors the deferred tax assets on the temporary differences were recorded in the amount of R$ 185,342.

The estimated realization of deferred tax on temporary differences, based on the projection of future earnings is as follows:

2011	71,915
2012	19,294
2013	58,381
2014	10,131
2015 to 2019	25,623
185,344

The estimates for recovery of tax credits are based on the projections of taxable income considering several financial and business assumptions prevailing at the fiscal year ended on 2009. Consequently, the estimates are subject to not being realized due to the uncertainties inherent to what has been forecast.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

7. Current and non–current deferred and recoverable taxes – Continued

The Company has income tax losses in the amount of R$ 1,510,512 and a negative social contribution tax base totaling R$ 2,109,069 to offset against 30% of taxable profits for the year, for which without a period of prescription. Income taxes and social contribution on tax losses and the negative base will be recorded in accordance with the expectation of their realization.

Reconciliation of income tax and social contribution expenses calculated by applying the tax rate combined with the costs charged to earnings is as follows:

	2009	2008

Profit (loss) before income and social contribution taxes	592,934	(94,987)

Income tax and social contribution at the nominal rate of 34%	(201,598)	32,296

Permanent exclusions (additions):
Income taxes and social contribution equity	159,281	133,761
Income taxes and social contribution on interest on equity	(34,226)	(33,738)
Income taxes and social contribution on permanently nondeductible expenses	(1,468)	(1,076)

Temporary exclusions (additions):
Income taxes and social contribution on provisions	-	(20,026)
Income taxes and social contribution on expenses and income taxed on a cash basis	-	2,356
Income taxes and social contribution on amortization on goodwill	31,694	(28,440)

Other reconciliation items:
Unrecorded tax losses from prior year in the accounting	(44,868)	(85,133)
Establishment of deferred income taxes and social contribution on temporary differences	276,521	-
Other	(82)	(19)

Income taxes and social contribution for the Period	185,254	(19)

Effective rate	31,24%	0,02%

8. Investments

	12/31/2009	12/31/2008

Investments in subsidiaries and associated companies	1,828,838	2,095,568
Goodwill – over fair value of property, plant and
equipment assets (*)	26,261	24,339

	1,855,099	2,119,907
Other investments	2,439	3,000

	1,857,538	2,122,907

(*)Refers to the additional value of BigTV’s and Esc 90's property, plant and equipment assets, subsidiaries acquired on December 29, 2008 and June 30, 2009 respectively. During the period ended on December 31, 2009, the value of R$ 5,957 was amortized.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

8. Investments – Continued

ESC 90 Acquisition

On May 29, 2009, the Brazilian telecommunications regulatory agency (Anatel) authorized the acquisition of 100% of shares in ESC 90. The sum paid for acquisition of shareholder control of ESC90 was R$ 98,727, which exceeded its asset value by R$ 69,793, consisting of the difference between book value and market value for its fixed assets amounting to R$ 6,961 and goodwill based on expected future earnings in the amount of R$ 62,832. Management believes the benefits from the transaction include the possibility of growing revenue from pay-TV by its offering more attractive content, launching the digital-TV platform and strengthening the broadband Internet platform market covered by Esc 90. Management also believes that there will be medium term benefits through cost savings and operational and due to financial synergies, and for its competitive position in relation to current and future competitors.

The goodwill determined for the transaction will be deductible for tax purposes under the conditions set by current tax legislation.

The balance sheet of ESC 90, on June 30, 2009, is shown below:

BALANCE SHEET ON JUNE 30, 2009

ASSETS		LIABILITIES

Current Assets	9,223	Current Liabilities	5,961

Long term Assets	202	Non-current Liabilities	18,037

Property, Plant and
Equipment	33,449	Shareholder’s Equity	28,934
Intangible	10,058

Non-current Assets	43,709

		Total liabilities and
Total Assets	52,932	shareholder’s equity	52,932

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

8. Investments – Continued

Acquisition of BIGTV

On December 29, 2008, the Company concluded the acquisition of 100% of the shares representing the “Sociedades BIGTV”. Cost of acquisition of stock control of BigTV generated the record of more amounts related to components of fixed asset from the difference between the book value and the market value of goods in the amount of R$ 24,339 and a premium of R$ 321,812 based on the expected of future earnings. Goodwill due to expectation of future earnings was allocated to the consolidated cash flow unit which will benefit from acquisition synergies due to the way in which Management will be monitoring this goodwill. The consolidated balance sheet of BigTV as of December 31, 2008 is shown below:

BALANCE SHEET ON DECEMBER 31, 2008

ASSETS		LIABILITIES

Current Assets	18,992	Current Liabilities	27,947

Long term Assets	1,354	Non-current Liabilities	37,809
Investments	-
Property, Plant and
Equipment	61,857	Shareholder’s Equity	46,400
Intangible	25,456
Deferred	4,497

Non-current Assets	93,164

		Total liabilities and
Total assets	112,156	shareholder’s equity	112,156

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

8. Investments – Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

a) Movement of investments and provisions for unsecured liabilities

		Additions
		through
	Balances on	acquisitions of	Interest on own		Write-off /		Balances on
Companies	12/31/2007	companies	capital		Dividends	Equity	12/31/2008

Investments in subsidiaries:
Net São Paulo Ltda.	742,497	-	(35,776)	(a)	(136,365)	133,935	704,291
Net Rio Ltda.	552,009	-	(31,134)		-	115,574	636,449
Net Jundiaí Ltda.	17,117	-	(15)	(b)	(14,517)	(2,585)	-
Net Franca Ltda.	5,363	-	(303)		-	1,542	6,602
Net Recife Ltda.	5,462	-	(9)		-	204	5,657
Net Sul Comunicações Ltda.	219,900	-	(12,436)		-	64,087	271,551
Net São Carlos Ltda.	4,265	-	(245)		-	2,465	6,485
Net Indaiatuba Ltda.	3,375	-	(192)		-	464	3,647
Net Florianópolis Ltda.	178,540	-	(10,106)		-	40,431	208,865
Reyc Comércio e Participações
Ltda.	14,316	-	-		-	(893)	13,423
Net Bauru Ltda.	820	-	-		-	106	926
Net Ribeirão Preto Ltda.	3,214	-	-		-	1,067	4,281
Televisão a Cabo Criciúma Ltda.	387	-	-		-	247	634
614 Telecomunicações Ltda. –
BigTV	-	25,896	-		-	-	25,896
614 TVT Maceió S.A – BigTV	-	11,305	-		-	-	11,305
614 TVT Joao Pessoa S.A –
BigTV	-	9,199	-		-	-	9,199
Vivax Ltda.	158,600	-	(9,014)		-	36,771	186,357

	1,905,865	46,400	(99,230)		(150,882)	393,415	2,095,568
Liability exposure ( * ) :
Horizon Line Brasil Ltda.	-	-	-		-	(15)	(15)

	1,905,865	46,400	(99,230)		(150,882)	393,400	2,095,553

(a) dividends
(b) write-offs

(*) These amounts are classified in the heading related parties classified in the non current liability, deducted from the corresponding subsidiary companies’ receivables.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

8. Investments – Continued

	Balances on	Capital	Addition due to				Equity	Balances on
Companies	12/31/2008	increase	acquisition/ merger	Interest on equity	Low	Dividends	equivalence	12/31/2009

Investments in subsidiaries:
Net São Paulo Ltda.	704,291	-	19,213	(39,256)	-	(20,000)	166,304	830,552
Net Rio Ltda.	636,449	-	-	(32,434)	-	(110,000)	130,721	624,736
Net Paraná Comunicações Ltda.	-	-	121,344	(5,625)	-	-	5,059	120,778
Reyc Comércio e Participações Ltda.	13,423	-	34,527	-	-	-	5,141	53,091
Net Ribeirão Preto Ltda.(*)	4,281	-	32,840	(1,974)	-	-	12,072	47,219
Net Sorocaba Ltda.	-	-	35,917	(1,904)	-	-	10,937	44,950
Net Goiânia Ltda.	-	-	35,251	(1,893)	-	-	6,960	40,318
ESC 90's Telecomunicações Ltda.	-	-	28,935	-	-	-	2,499	31,434
Net Bauru Ltda.	926	-	9,801	(566)	-	-	4,362	14,523
Horizonte Sul Comunicação Ltda.	-	-	5,832	-	-	-	135	5,967
Net Recife Ltda.	5,657	-	-	(157)	-	-	400	5,900
614 Serv. de Internet João Pessoa Ltda.	-	879	3,019	-	-	-	102	4,000
614 Serv. de Internet Maceió Ltda.	-	-	3,415	-	-	-	169	3,584
Jacareí Cabo S.A.	-	-	1,618	-	-	-	167	1,785
614 TVH Vale Ltda.	-	-	1	-	-	-	-	1
Net Sul Comunicações Ltda.(*)	271,551	-	-	(2,654)	(327,901)	-	59,004	-
Net Florianópolis Ltda.(*)	208,865	-	59,835	(1,392)	(275,918)	-	8,610	-
Vivax Ltda. (*)	186,357	-	-	(9,433)	(203,482)	-	26,558	-
614 Telecom. Ltda. – BigTV(*)	25,896	-	613	-	(20,654)	-	(5,855)	-
614 TVT Maceió S.A – BigTV(*)	11,305	-	8,828	-	(19,723)	-	(410)	-
614 TVP João Pessoa S.A – BigTV(*)	9,199	-	8,232	-	(18,316)	-	885	-
Net Franca Ltda.(*)	6,602	-	-	(324)	(9,949)	-	3,671	-
Net São Carlos Ltda.(*)	6,485	-	-	(69)	(11,201)	-	4,785	-
Net Indaiatuba Ltda.(*)	3,647	-	-	(185)	(5,141)	-	1,679	-
Televisão a Cabo Criciúma Ltda.(*)	634	-	271	(38)	(539)	(478)	150	-
DR Emp. de Distr. e Rec. de TV Ltda. (*)	-	-	111,806	-	(120,733)	-	8,927	-
Net São José do Rio Preto Ltda. (*)	-	-	16,629	(166)	(22,610)	-	6,147	-
Net Campo Grande Ltda. (*)	-	-	21,391	(217)	(26,786)	-	5,612	-
Antenas Comunit. Brasileiras Ltda. (*)	-	-	17,578	(1,281)	(18,117)	-	1,820	-
Net Londrina Ltda. (*)	-	-	13,970	(684)	(14,584)	-	1,298	-
Net Maringá Ltda. (*)	-	-	9,165	(361)	(9,641)	-	837	-
614 TVG Guarulhos S.A. (*)	-	-	10,951	-	(11,203)	-	252	-
TV a Cabo Guarapuava Ltda (*)	-	-	163	-	(437)	-	274	-
Net Arapongas Ltda. (*)	-	-	830	(50)	(904)	-	124	-
TV a Cabo Cascavel Ltda. (*)	-	-	590	-	(507)	-	(83)	-
Net Anápolis Ltda.(*)	-	-	2,771	-	(2,545)	-	(226)	-
Net Jacarandá Ltda. (*)	-	500	351	-	(237)	-	(614)	-

	2,095,568	1,379	615,687	(100,663)	(1,121,128)	(130,478)	468,473	1,828,838

Liability exposure: (**)
Horizon Line Brasil Ltda.	(15)	-	12	-	-	-	3	-

	2,095,553	1,379	615,699	(100,663)	-	(130,478)	468,476	1,828,838

(*) Subsidiaries whose net book assets were incorporated to the Company during the current year.
(*) In 2008, these amounts are classified in the heading related parties classified in the non-current liability, deducted from the corresponding subsidiary companies' receivables.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

8. Investments – Continued
b) Information related to subsidiaries

			12/31/2009				12/31/2008

						Effect on the	Effect on the
						Controlling	Controlling
	Quotas	Shareholders’	Capital			Company	Company
Companies	(thousand)	Equity	Stock	Income	Investments	Results	Results

Subsidiaries:
Net São Paulo Ltda.	43,972	830,552	497,759	166,839	830,552	166,304	133,935
Net Rio Ltda.	31,877,481	624,736	318,775	130,721	624,736	130,721	115,574
Net Sul Comunicações Ltda. (*)	-	-	-	-	-	59,004	64,087
Net Jundiaí (**)	-	-	-	-	-	-	(2,585)
Vivax Ltda. (*)	-	-	-	-	-	26,558	36,771
Net Ribeirão Preto Ltda. (*)	8,204,797	47,219	82,048	13,713	47,219	12,072	1,067
Net Sorocaba Ltda.	39,043	44,950	49,194	12,612	44,950	10,937	-
DR Emp. de Dist. e Rec.TV Ltda. (*)	-	-	-	-	-	8,927	-
Net Goiânia Ltda.	10,755,851	40,318	107,559	8,188	40,318	6,960	-
Net Florianópolis Ltda. (*)	-	-	-	-	-	8,610	40,431
Net São José do Rio Preto Ltda. (*)	-	-	-	-	-	6,147	-
Net Campo Grande Ltda. (*)	-	-	-	-	-	5,612	-
Reyc Comércio e Participações Ltda.	3,420	53,091	313,262	3,266	53,091	5,141	(893)
Net Paraná Comunicações Ltda.	13,785,794	120,778	137,858	24,759	120,778	5,059	-
Net São Carlos Ltda. (*)	-	-	-	-	-	4,785	2,465
Net Bauru Ltda.	26,480	14,523	33,100	4,870	14,523	4,362	106
Net Franca Ltda. (*)	-	-	-	-	-	3,671	1,542
ESC 90 Telecomunicações Ltda.	94,724	31,434	94,724	(17,582)	31,434	2,499	-
Antenas Comun. Brasileiras Ltda. (*)	-	-	-	-	-	1,820	-
Net Indaiatuba Ltda. (*)	-	-	-	-	-	1,679	464
Net Londrina Ltda. (*)	-	-	-	-	-	1,298	-
614 TVP Joao Pessoa S.A.(*)	-	-	-	-	-	885	-
Net Maringá Ltda. (*)	-	-	-	-	-	837	-
Net Recife Ltda.	2,675,720	5,900	26,757	401	5,900	400	204
TV a Cabo Guarapuava Ltda. (*)	-	-	-	-	-	274	-
614 TVG Guarulhos S.A. (*)	-	-	-	-	-	252	-
614 Serviços de Internet Maceió Ltda.	1,339	3,584	1,339	1,610	3,584	169	-
Jacareí Cabo S.A.	677	1,785	677	1,359	1,785	167	-
TV a Cabo Criciúma Ltda. (*)	-	-	-	-	-	150	247
Horizonte Sul Comunicações Ltda.	5,098,767	5,967	50,988	(2,118)	5,967	135	-
Net Arapongas Ltda. (*)	-	-	-	-	-	124	-
614 Serv. de Internet João Pessoa							-
Ltda.	881	4,000	881	2,115	4,000	102
614 TVH Vale São José Ltda.	-	1	1	-	1	-	-
TV a Cabo Cascavel Ltda. (*)	-	-	-	-	-	(83)	-
Net Anápolis Ltda. (*)	-	-	-	-	-	(226)	-
614 TVT Maceió S.A( * )	-	-	-	-	-	(410)	-
TV Jacarandá Ltda. (*)	-	-	-	-	-	(614)	-
614 Telecomunicações Ltda. (*)	-	-	-	-	-	(5,855)	-

					1,828,838	468,473	393,415
Liability exposure:
Horizon Line Brasil Ltda. (*)	-	-	-	-	-	3	(15)

					1,828,838	468,476	393,400

(*) Subsidiaries whose net book assets were incorporated to the Company during the current year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

9. Property, Plant and Equipment

		Software and		Furniture	Installations,
	Distribution	computer	Machines and	and	improvements
	plant	equipment	equipment	fixtures	and properties	Vehicles	Tools	Others		Total

Cost
Balance on December 31, 2007	-	190,025	1,033	2,460	5,046	240	-		-	198,804
Additions	1,325	11,876	203	869	945	90	136		-	15,444
Incorporation of companies	24,753	289	113	96	479	10	73		56	25,869
Transfers	6,323	(171,214)	-	-	-	-	-		-	(164,891)
Write-offs	(1,016)	(1,447)	(2)	-	-	(20)	-		-	(2,485)

Balance on December 31, 2008	31,385	29,529	1,347	3,425	6,470	320	209		56	72,741
Additions	56,765	12,451	286	400	2,446	-	1,263		292	73,903
Incorporation of companies	1,687,968	41,289	18,650	10,382	24,136	1,616	12,448		1,661	1,798,150
Transfers	3,324	(2,912)	(1)	-	114	-	3		(114)	414
Write- offs	(1,445)	(968)	-	(4)	-	(98)	-		(123)	(2,638)

Balance on December 31, 2009	1,777,997	79,389	20,282	14,203	33,166	1,838	13,923		1,772	1,942,570

Accumulated depreciation
Annual rate of depreciation (%)	8.33 to 20	20 to 33.33	10	10	4 to 10	20	20		-	-

Balance on December 31, 2007	-	(148,453)	(790)	(1,649)	(3,441)	(231)	-		-	(154,564)
Additions	(1,548)	(3,127)	(80)	(244)	(502)	(17)	(14)		-	(5,532)
Incorporation of companies	(17,858)	(215)	(84)	(79)	(188)	(1)	(19)		-	(18,444)
Transfers	(2,803)	133,453	-	-	-	-	-		-	130,650
Write- offs	515	933	-	-	-	3	-		-	1,451

Balance on December 31, 2008	(21,694)	(17,409)	(954)	(1,972)	(4,131)	(246)	(33)		-	(46,439)
Additions	(30,349)	(6,165)	(356)	(374)	(779)	(31)	(498)		-	(38,552)
Incorporation of companies	(876,672)	(31,186)	(12,396)	(6,744)	(9,786)	(1,548)	(5,311)		-	(943,643)
Write- offs	1,137	968	-	4	-	98	-		121	2,328

Balance on December 31, 2009	(927,578)	(53,792)	(13,706)	(9,086)	(14,696)	(1,727)	(5,842)		121	(1,026,306)

Net balance on December 31, 2007	-	41,572	243	811	1,605	9	-		-	44,240

Net balance on December 31, 2008	9,691	12,120	393	1,453	2,339	74	176		56	26,302

Net balance on December 31, 2009	850,419	25,597	6,576	5,117	18,470	111	8,081		1,893	916,264

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

10. Intangible

	Useful life undefined

Cost		Trademarks and
	Goodwill	Patents	Licenses	Softwares	Total

Balance on December 31, 2007	-	-	-	-	-
Additions	321,812	-	-	37,454	359,266
Incorporation of companies	-	-	-	599	599
Transfers	1,783,294	-	-	170,902	1,954,196

Balance on December 31, 2008	2,105,106	-	-	208,955	2,314,061
Additions	62,832	-	-	40,137	102,969
Incorporation of companies	236,566	21	114,703	60,875	412,165
Transfers	(13,470)	-	-	(303)	(13,773)

Balance on December 31, 2009	2,391,034	21	114,703	309,664	2,815,422

Accumulated Amortization
Annual rate of depreciation (%)	-	-	-	20	-

Balance on December 31, 2007	-	-	-	-	-
Additions	(121,952)	-	-	(17,909)	(139,861)
Incorporation of companies	-	-	-	(156)	(156)
Transfers	(89,362)	-	-	(133,878)	(223,240)

Balance on December 31, 2008	(211,314)	-	-	(151,943)	(363,257)
Additions	-	-	-	(18,890)	(18,890)
Incorporation of companies	(119,161)	-	(57,860)	(37,434)	(214,455)
Transfers	-	-	-	(120)	(120)

Balance on December 31, 2009	(330,475)	-	(57,860)	(208,387)	(596,722)

Net balance on December 31, 2007	-	-	-	-	-

Net balance on December 31, 2008	1,893,792	-	-	57,012	1,950,804

Net balance on December 31, 2009	2,060,559	21	56,843	101,277	2,218,700

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

10. Intangible – Continued

The Company has goodwill charges due to the difference between acquisition price and the shareholders’ equity of the subsidiaries acquired, determined on acquisition date, and based on expectations of future profitability. These charges are tested for impairment annually.

The Company's licenses are not amortized and their useful life is indefinite since renewal is automatic, provided that Anatel requirements are met, and the Company has no interest in their cancellation.

Intangible assets with definite useful life are shown by rights to use software purchased from companies specializing in adapting programs for the Company based on existing software in the market that are amortized in 60 months on a straight-line basis and the customer portfolio which is amortized in 72 months on a straight-line basis.

The Company estimated the recovery of the good value of goodwill and definite-lived intangible assets on the basis of its current value, using the discounted cash flow model of the consolidated cash generating unit, representing the set of tangible and intangible assets used to provide multiservice to its subscribers. Management believes that it is operating in a single operating segment since it uses a single cable system to provide all its services to its customers and all decisions are taken based on consolidated financial and operating data.

Process to evaluate the current value includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions on cash flow and growth future and projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board, as well as on comparable market company data, which represent the best Management estimate of current economic conditions of the set of assets responsible for cash flow generation.

Key assumptions for current value estimate, to which assets recovery is more sensitive, are described below:

• Revenue – Revenues projected on the basis of the Company’s annual budget of the next fiscal year and business plan covering the period of 2010 – 2014, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and fixed telephony.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

10. Intangible – Continued

• Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, the growth of which was projected in line with the growth of the connected homes base taking into account the expected volume of new sales and installations and eventual alterations in the “combination” of products projected by the Management.

• Capital investments - Investments in capital goods were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and techno logical adequacies to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were estimated on the basis of the Company’s historical performance, the current dynamics and market projections of paid TV, broadband internet and land line services and based on reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the Company’s Management bodies.

Consistently with the economic evaluation techniques, evaluation of current value is made as per the projection of cash flows for a 5-year period and thereafter, taking into account the perpetuity of assumptions of intent and capacity of continuance of the Company’s business, for an indeterminate period. Income growth rates adopted are consistent with long-term macroeconomic expectations and significant demographic data and market available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was 4% per annum, equivalent to the long-term inflation rate, not considering any actual growth.

The test for recovery of the Company’s intangible assets has not led to the need of recognizing the losses as the value in use exceeds its net book value at the evaluation date.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

11. Programming Suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Current liabilities

Description	12/31/2009	12/31/2008

Related parties
Net Brasil S.A.	16,539	604
Globosat Programadora Ltda.	1,899	45

	18,438	649

Third parties	46,519	70,488

	64,957	71,137

	Operating income

	Programming		Programming guide		Sales commission		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Related parties
Net Brasil S.A.	(47,229)	(3,907)	-	-	(162)	(11)	(47,391)	(3,918)
Globosat Programadora Ltda.	(281)	(27)	-	-	-	-	(281)	(27)
Editora Globo S.A.	-	-	(648)	(43)	-	-	(648)	(43)

	(47,510)	(3,934)	(648)	(43)	(162)	(11)	(48,320)	(3,988)
Third parties	(22,886)	(1,359)	(148)	(77)	-	-	(23,034)	(1,436)

	(70,396)	(5,293)	(796)	(120)	(162)	(11)	(71,354)	(5,424)

Net Brasil S.A. serves as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms. The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective programming suppliers continue in full force until the end of their term of validity on November 2015.

Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and shall remain valid on November 2015.

The Company has obtained non exclusive rights from Brasil Distribution LLC to transmit throughout Brazilian territory, HBO channel programming services, on both analogical (Basic) and digital (Premium) grids, with validity term on December 31, 2009 and May 31, 2011, respectively, and the price level will be annually restated based on the IGP-M.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

12. Debt

			Effective Interest rate p.a.

	Currency	Nominal Interest rate p.a.	12/31/2009	12/31/2008	12/31/2009			12/31/2008

					Current	Non-current	Total	Current	Non-current	Total

National currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	15,639	43,299	58,938	-	-	-
Bank credit notes– Itaú BBA	R$	CDI + 2.55%	11.39%	13.62%	2,704	170,000	172,704	-	-	-

					18,343	213,299	231,642	-	-	-
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	-	7,510	603,940	611,450	-	-	-
Perpetual bond	US$	9.25%	10.57%	10.57%	2,531	261,180	263,711	704	350,550	351,254
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	5,940	345,164	351,104	8,555	464,270	472,825

					15,981	1,210,284	1,226,265	9,259	814,820	824,079

Loans and financings Total					34,324	1,423,583	1,457,907	9,259	814,820	824,079

			Quantity in circulation
Nonconvertible			12/31/2009	12/31/2008
Debentures, 6th issue In 2006			58,000	58,000	4,350	578,047	582,397	5,805	577,824	583,629

					38,674	2,001,630	2,040,304	15,064	1,392,644	1,407,708

Loans and financings

Bank credit notes

On November 16, 2006, its current subsidiary Vivax S.A. arranged a loan from Banco Itaú S.A. through a bank credit note in the amount of R$ 220,000 million. On July 6, 2007 the loan agreement was amended to reduce financial charges and replace the attachment of creditor rights given as guarantee for the transaction with the Company's surety. The financial charges levied on this operation are the interbank rate (CDI) plus a spread of 1.2% a year. On November 13, 2007 the Company decided to make a preliminary pre-payment of the principal in the amount of R$ 50,000, and the rest of the principal will be repaid in 2011.

On August 31, 2009, the terms of the loan from Banco Itaú BBA S.A. was amended to alter the dates for amortizations of principal from 2011 to 2014, 2015 and 2016. In addition, the financial cost of this loan rose from CDI plus 1.2% spread to 2.55% per annum as of August 31, 2009 without any retroactive effect.

In the year ended December 31, 2009 the Company paid interest charges in the amount of R$ 19,976 (R$ 21,862 on December 31, 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

12. Debt - Continued

Loans and financings - Continued

Global Notes 2020

On November 4, 2009, the Company issues debt securities (7.50% Guaranteed Securities) in the amount of US$ 350 million, corresponding to R$ 593,425 with maturities falling due on January 27, 2020 and a nominal interest rate of 7.5% p.a. payable every six months on January 27 and July 27 every year beginning in 2010. The Company will use these funds for nonorganic growth, prepayment of existing debt and corporate investments in general. The securities can be redeemed in full or in part any time.

Perpetual bond

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (9.25%) in the amount of U$ 150,000, equivalent to R$ 326,966 with indefinite maturity and annual interest rates of 9.25% with quarterly payment as of February 28, 2007 guaranteed by all the Company's subsidiaries. The Company has the option of redeeming all the notes as of November 27, 2009.

In the period ended on December 31, 2009, the Company paid interest charges in the amount of R$ 27,200 (R$ 25,182 on December 31, 2008) on the guaranteed perpetual notes.

Finame

As of 2007, for the purpose of acquiring digital signal equipment, the Company started captivation of financing before certain Financial Agents using funds passed on by FINAME. On 2009 the amount consist in R$ 1,643 and these contracts are subject to interest at 100% of the long-term interest rate (TJLP) plus an average spread of 3.15% p.a., total repayment period five years, and the assets financed secured as guarantee.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

12. Debts – Continued

Loans and financings - Continued

Banco Inbursa S.A.

On June 19, 2008 the Company has raised from Banco Inbursa S.A. , Mexican bank connected to the conglomerates Grupo Carso, which includes Teléfonos del México S.A. de C.V. (Telmex), through a loan agreement, a total amount of US$ 200,000, corresponding to R$ 319,520, which shall be repayable in three equal installments on June 18, 2017, 2018 and 2019. The interest rate will be paid semi-annually, on October 15 and April 15 counting from the closing date of the loan agreement. The Company may, at its option, outstanding advance the loan, from the fifth anniversary of the Closing Date. The Company's subsidiaries are guarantors of this loan which has as objective the acquisition of companies operating the BigTV brand name and the development of the business plan of the Company.

On December 1, 2006, in its 6th issue, the Company issued 58,000 ordinary non-convertible, nominative book-entry debentures in a single series, without guarantee or preference, in a total nominal amount of R$ 580,000.

On September 23, 2009, the Company's debenture holders meeting altered debenture final due date from December 1, 2013 to June 1, 2015, with annual amortizations as of June 1, 2012. The meeting also decided to: (i) alter debenture remuneration as of October 1, 2009 to 100% of the cumulative variation of the daily interbank rate (CDI), plus a spread of 1.6% per annum, against remuneration of 0.7% per annum valid through September 30, 2009 and (ii) payment of R$ 1,760 as a bonus for renewing debentures paid on October 1, 2009. The other items pertaining to the 6th issue remain unchanged.

In 2009, the Company paid interest charges in the amount of R$ 64,859 (R$ 72,366 on December 31, 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

12. Debts – Continued

Company Obligations (“Covenants”)

The Company must comply with a number of covenants for all its debt instruments, the main are as follows:

- Maintenance of rate obtained from dividing the Net Consolidated Debt by the EBITDA, calculated as specified in the debt contract, at less than 2,5;

- Maintenance of the rate obtained from dividing the EBITDA, calculated as specified in the debt contract, by expenses net of consolidated interest at that equal to or above 1,5;

As of December 31, 2009, the Company adheres to the abovementioned obligations.

The installments described in non-current liabilities

The installments classified in non-current liabilities including the perpetual bond which have no payment date, have the following payment schedule:

Year of maturity	FINAME	Perpetual Bond	Global Notes 2020	Banco Inbursa	CCB – Itaú BBA	Debentures	TOTAL

2011	16,409		-	-	-	-	16,409
2012	15,396	-	-	-	-	144,571	159,967
2013	10,236	-	-	-	-	144,566	154,802
2014	1,080	-	-	-	56,667	144,561	202,308
2015-2020	178	-	603,940	345,164	113,333	144,349	1,206,964
Perpetual Bond	-	261,180	-	-	-	-	261,180

Total	43,299	261,180	603,940	345,164	170,000	578,047	2,001,630

13. Copyrights Accounts Payable

The Company is bringing an action against amounts claimed as payment of rights by the Central Collection and Distribution Office (ECAD), a body that acts as legal representative for performing artists and authors for the collection and distribution of royalty payments due for public use or broadcasting of musical compositions in Brazil. Management maintains the provisions in the amount of R$ 44,502 on December 31, 2009 (R$ 122 on December 31, 2008) for amounts payable to ECAD and court deposits in the amount of R$ 1,637 on December 31, 2009. The increase in balances arose substantially from the mergers that took place in 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction

The main balances of assets, liabilities, expenses and revenues due to transactions between related parties on December 31, 2009 and 2008 are shown below:

	Current Assets

	Programming receivable		Related parties		Interest on equity to be received		Rights for prepaid use	Total

Companies	12/31/2009 12/31/2008		12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2009	12/31/2008

Subsidiaries
Net São Paulo Ltda.	27,234	25,471	8,273	6,231	33,450	30,409	-	68,957	62,111
Net Rio Ltda.	13,982	13,434	4,017	3,140	27,569	26,464	-	45,568	43,038
Net Paraná Comunicações Ltda.	2,979	2,722	1,021	781	4,782	-	-	8,782	3,503
Net Belo Horizonte Ltda.	5,402	5,234	1,638	1,245	-	-	-	7,040	6,479
Net Brasília Ltda.	3,052	2,825	1,113	774	-	-	-	4,165	3,599
Net Campinas Ltda.	2,087	1,916	1,603	665	-	-	-	3,690	2,581
Net Ribeirão Preto Ltda.	963	917	432	297	1,678	-	-	3,073	1,214
Net Goiânia Ltda.	767	739	532	351	1,609	-	-	2,908	1,090
Net Sorocaba Ltda.	586	562	406	251	1,618	-	-	2,610	813
Net Bauru Ltda.	437	-	229	-	940	-	-	1,606	-
614 Serviços de Internet João Pessoa Ltda.	-	-	24	-	1,128	-	-	1,152	-
Net Recife Ltda.	801	800	116	97	133	262	-	1,050	1,159
Horizonte Sul Comunicações Ltda.	533	-	69	-	-	-	-	602	-
ESC 90's Telecomunicações Ltda.	-	-	574	-	-	-	-	574	-
Jacareí Cabo S.A.	-	-	39	-	-	-	-	39	-
614 Serviços de Internet Maceió Ltda.	-	-	21	-	-	-	-	21	-
Net Sul Comunicações Ltda.	-	5,377	-	1,124	-	21,033	-	-	27,534
Net Florianópolis Ltda.	-	1,913	-	645	-	8,591	-	-	11,149
Vivax Ltda.	-	-	-	2,648	-	7,662	-	-	10,310
DR-Empresa de Distrib. e Recep. de TV Ltda.	-	3,052	-	674	-	-	-	-	3,726
Net Campo Grande Ltda.	-	608	-	160	-	-	-	-	768
Net São Carlos Ltda.	-	322	-	87	-	209	-	-	618
Other	-	3,351	-	973	-	510	-	-	4,834

	58,823	69,243	20,107	20,143	72,907	95,140	-	151,837	184,526

Shareholders
Emp. Brasil. de Telecom. S.A	-	-	-	-	-	-	79,640	79,640	-

	-	-	-	-	-	-	79,640	79,640	-

	58,823	69,243	20,107	20,143	72,907	95,140	79,640	231,477	184,526

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction - Continued

	Non-Current Assets

	Related parties		Advances for future capital increases	Rights for prepaid use	Total

Companies	12/31/2009	12/31/2008	12/31/2008	12/31/2009	12/31/2009	12/31/2008

Subsidiaries
Reyc Comércio e Participações Ltda	92,699	-	-	-	92,699	-
Net Paraná Comunicações Ltda.	5,861	5	-	-	5,861	5
Net Rio Ltda.	5,639	-	-	-	5,639	-
Net Belo Horizonte Ltda.	5,574	12	-	-	5,574	12
Jacareí Cabo S.A.	4,060	-	-	-	4,060	-
Horizonte Sul Ltda.	2,948	-	-	-	2,948	-
Net Brasília Ltda.	1,275	7	-	-	1,275	7
Net São Paulo Ltda.	523	-	-	-	523	-
ESC 90 Telecomunicações Ltda.	505	-	-	-	505	-
Net Goiânia Ltda.	206	5	-	-	206	5
Net Campinas Ltda.	196	1	-	-	196	1
614 Serviços de Internet Maceió Ltda.	52	-	-	-	52	-
614 Serv. de Internet João Pessoa Ltda.	49	-	-	-	49	-
Net Sorocaba Ltda.	33	-	-	-	33	-
Net Bauru Ltda.	21	1,879	-	-	21	1,879
Net Recife Ltda.	16	-	-	-	16	-
Net Ribeirão Preto Ltda.	16	33	-	-	16	33
Net São Carlos Ltda.	-	-	4,490	-	-	4,490
Net Anápolis Ltda.	-	1,900	-	-	-	1,900
Net Campo Grande Ltda.	-	1,007	-	-	-	1,007
Net Indaiatuba Ltda.	-	618	-	-	-	618
Vivax Ltda.	-	52	-	-	-	52
Net Florianópolis Ltda.	-	19	-	-	-	19
Net São José do Rio Preto Ltda.	-	2	-	-	-	2
Other	-	40	-	-	-	40

	119,673	5,580	4,490	-	119,673	10,070
Shareholders
Emp. Brasil. de Telecom. S.A	-	-	-	300,135	300,135	-

	-	-	-	300,135	300,135	-

	119,673	5,580	4,490	300,135	419,808	10,070

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction - Continued

	Current liabilities

	Suppliers		Programming suppliers		Loans		Related parties		Interest on equity/ Dividends		Deferred Revenue		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Subsidiaries

Reyc Comércio e Part. Ltda.	-	-	-	-	-	-	19,248	174	-	-	-	-	19,248	174
Net Paraná Comun. Ltda.	-	-	-	-	-	-	13,630	-	1,875	-	-	-	15,505	-
Net São Paulo Ltda.	-	-	-	-	-	-	2,911	15	-	-	-	-	2,911	15
Horizonte Sul Comun. Ltda.	-	-	-	-	-	-	1	-	752	-	-	-	753	-
Net Rio Ltda.	-	-	-	-	-	-	534	35	-	-	-	-	534	35
Net Campinas Ltda.	-	-	-	-	-	-	345	3	-	-	-	-	345	3
Net Goiânia Ltda.	-	-	-	-	-	-	340	-	-	-	-	-	340	-
Net Belo Horizonte Ltda.	-	-	-	-	-	-	269	-	-	-	-	-	269	-
Net Brasilia Ltda.	-	-	-	-	-	-	243	-	-	-	-	-	243	-
Net Ribeirão Preto Ltda.	-	-	-	-	-	-	80	-	-	-	-	-	80	-
Net Sorocaba Ltda.	-	-	-	-	-	-	60	6	-	-	-	-	60	6
Net Bauru Ltda.	-	-	-	-	-	-	60	-	-	-	-	-	60	-
Net Recife Ltda.	-	-	-	-	-	-	1	-	-	-	-	-	1	-
Net São Carlos Ltda.	-	-	-	-	-	-	-	15	-	-	-	-	-	15
Vivax Ltda.	-	-	-	-	-	-	-	1	-	-	-	-	-	1
Other	-	-	-	-	-	-	-	6	-	-	-	-	-	6

	-	-	-	-	-	-	37,722	255	2,627	-	-	-	40,349	255
Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	-	-	109,788	4,004	-	-	68,266	-	178,054	4,004

	-	-	-	-	-	-	109,788	4,004	-	-	68,266	-	178,054	4,004

Associated Companies

Net Brasil S.A.	-	-	16,539	604	-	-	-	-	-	-	-	-	16,539	604
Banco Inbursa S.A.	-	-	-	-	5,940	8,555	-	-	-	-	-	-	5,940	8,555
Globosat Programadora Ltda.	-	-	1,899	45	-	-	-	-	-	-	-	-	1,899	45
Editora Globo S.A.	115	12	-	-	-	-	-	-	-	-	-	-	115	12
Claro S.A	-	-	-	-	-	-	-	140	-	-	-	-	-	140

	115	12	18,438	649	5,940	8,555	-	140	-	-	-	-	24,493	9,356

	115	12	18,438	649	5,940	8,555	147,510	4,399	2,627	-	68,266	-	242,896	13,615

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction - Continued

	Non-current liabilities

	Loans		Related parties		Deferred revenues		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Subsidiaries
Net Paraná Comunicações Ltda.	-	-	11,345	-	-	-	11,345	-
Net Brasília Ltda.	-	-	1,168	7	-	-	1,168	7
Reyc Comércio e Participações Ltda.	-	-	1,131	-	-	-	1,131	-
ESC 90 Telecomunicações Ltda.	-	-	366	-	-	-	366	-
Net Belo Horizonte	-	-	211	-	-	-	211	-
Net São Paulo Ltda.	-	-	199	640	-	-	199	640
Net Campinas Ltda.	-	-	189	-	-	-	189	-
Net Rio Ltda.	-	-	96	383	-	-	96	383
Net Goiânia Ltda.	-	-	76	-	-	-	76	-
614 Serviços de Internet João Pessoa Ltda.	-	-	51	-	-	-	51	-
Net Sorocaba Ltda.	-	-	51	-	-	-	51	-
Jacareí Cabo S.A.	-	-	31	-	-	-	31	-
Net Ribeirão Preto Ltda.	-	-	25	33	-	-	25	33
Horizonte Sul Comunicações Ltda.	-	-	16	-	-	-	16	-
Net Recife Ltda.	-	-	16	-	-	-	16	-
Net Bauru Ltda.	-	-	4	-	-	-	4	-
Vivax Ltda.	-	-	-	26	-	-	-	26
Horizon Line Brasil Ltda.	-	-	-	15	-	-	-	15
Net Florianópolis Ltda.	-	-	-	4	-	-	-	4
Other	-	-	-	42	-	-	-	42

	-	-	14,975	1,150	-	-	14,975	1,150

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	259,585	632	259,585	632

	-	-	-	-	259,585	632	259,585	632
Associated Companies
Banco Inbursa S.A.	345,164	464,270	-	-	-	-	345,164	464,270

	345,164	464,270	-	-	-	-	345,164	464,270

	345,164	464,270	14,975	1,150	259,585	632	619,724	466,052

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction – Continued

	Operating income

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – Expenses		Programming - commercial commission		Programming guide		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Subsidiaries
Net São Paulo Ltda.	82,412	67,138	(2)	(17)	-	-	-	-	-	-	82,410	67,121
Net Rio Ltda.	41,151	35,856	189	4,296	-	-	-	-	-	-	41,340	40,152
Net Belo Horizonte Ltda.	16,644	13,846	61	-	-	-	-	-	-	-	16,705	13,846
Net Brasília Ltda.	10,615	8,160	(12)	(2)	-	-	-	-	-	-	10,603	8,158
Net Paraná Comunicações Ltda.	10,506	8,377	76	(1)	-	-	-	-	-	-	10,582	8,376
Net Campinas Ltda.	8,900	7,278	3	-	-	-	-	-	-	-	8,903	7,278
Net Goiânia Ltda.	4,412	3,739	2	(1)	-	-	-	-	-	-	4,414	3,738
Net Ribeirão Preto Ltda.	4,035	2,937	-	235	-	-	-	-	-	-	4,035	3,172
Net Sorocaba Ltda.	3,173	2,508	-	7	-	-	-	-	-	-	3,173	2,515
Net Bauru Ltda.	1,633	1,046	36	264	-	-	-	-	-	-	1,669	1,310
ESC 90 Telecomunicações Ltda.	1,490	-	15	-	-	-	-	-	-	-	1,505	-
Net Recife Ltda.	1,167	1,319	-	-	-	-	-	-	-	-	1,167	1,319
Reyc Comércio e Participações Ltda.	-	-	895	-	-	-	-	-	-	-	895	-
Horizonte Sul Comunicações	404	-	159	-	-	-	-	-	-	-	563	-
Jacareí Cabo S.A	370	-	39	-	-	-	-	-	-	-	409	-
614 Serv. de Internet João Pessoa Ltda.	321	-	1	-	-	-	-	-	-	-	322	-
614 Serv. de Internet Maceió Ltda.	284	-	2	-	-	-	-	-	-	-	286	-
Net Anápolis Ltda.	-	426	190	192	-	-	-	-	-	-	190	618
Net São Carlos Ltda.	-	824	(47)	-	-	-	-	-	-	-	(47)	824
TVH Vale Ltda.	-	-	(168)	-	-	-	-	-	-	-	(168)	-
DR-Emp.de Distr. e Recep. de TV Ltda.	-	7,011	(186)	4	-	-	-	-	-	-	(186)	7,015
Vivax Ltda.	-	26,847	(344)	3	-	-	-	-	-	-	(344)	26,850
Net Sul Comunicações Ltda.	-	12,725	(331)	-	-	-	-	-	-	-	(331)	12,725
Net Florianópolis Ltda.	-	6,183	(345)	(1)	-	-	-	-	-	-	(345)	6,182
Net Campo Grande Ltda.	-	1,668	(16)	254	-	-	-	-	-	-	(16)	1,922
614 Telecom S.A.	-	-	211	-	-	-	-	-	-	-	211	-
Net Indaiatuba Ltda.	-	283	23	87	-	-	-	-	-	-	23	370
Net São José Rio Preto Ltda.	-	1,265	(47)	85	-	-	-	-	-	-	(47)	1,350
Net Londrina Ltda.	-	1,332	(80)	-	-	-	-	-	-	-	(80)	1,332
TV Jacarandá Ltda.	-	-	52	-	-	-	-	-	-	-	52	-
TV Cabo Criciúma Ltda.	-	372	-	-	-	-	-	-	-	-	-	372
Net Franca Ltda.	-	667	-	1	-	-	-	-	-	-	-	668
Net Maringá Ltda.	-	703	-	1	-	-	-	-	-	-	-	704
Other	-	3,210	25	-	-	-	-	-	-	-	25	3,210

	187,517	215,720	401	5,407	-	-	-	-	-	-	187,918	221,127

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	(331)	-	(38,838)	(16,810)	-	-	-	-	(39,169)	(16,810)

	-	-	(331)	-	(38,838)	(16,810)	-	-	-	-	(39,169)	(16,810)
Associated Companies
Banco Inbursa S.A	-	-	84,132	(166,527)	-	-	-	-	-	-	84,132	(166,527)
Infoglobo Comunicações Ltda.	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Americel S.A.	-	-	-	-	(6)	-	-	-	-	-	(6)	-
Globosat Programadora Ltda.	-	-	-	-	-	-	(281)	(27)	-	-	(281)	(27)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(648)	(43)	(648)	(43)
Claro S.A.	-	-	-	-	(1,430)	(590)	-	-	-	-	(1,430)	(590)
Net Brasil S.A.	-	-	-	-	-	-	(47,391)	(3,918)	-	-	(47,391)	(3,918)

	-	-	84,132	(166,527)	(1,436)	(591)	(47,672)	(3,945)	(648)	(43)	34,376	(171,106)

	187,517	215,720	84,202	(161,120)	(40,274)	(17,401)	(47,672)	(3,945)	(648)	(43)	183,125	33,211

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction - Continued

The balances of credits and debits with the associated companies are subject to interest of 12% p.a., with an indeterminate maturity date.

The rights to use the trademark “Net” has been assigned free of charge by Net Brasil S.A., as part of the commission agreement between the related parties.

Pay-per-view (PPV) events are acquired through consortia between the related company Globosat Programadora Ltda. and the Company, in order to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events.

The values and terms of the programming contracts before the companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the company could then started offering to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (Serviço Telefônico Fixo Comutado – STFC), multimedia service (Serviço de Comunicação de Multimídia – SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction - Continued

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

a) Net Fone revenue — In December 2009, Embratel invested an amount of R$ 285,385 in the irretrievable and indefeasible acquisition of the right to use the transmission capacity of 1 Gb/s generated by the coaxial company network, for a period of five years renewable for the same period through future negotiations between the parties. The excess installment is monthly charged.

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

c) Special projects — Remunerated on the basis of percentage of costs incurred by each project, according the contract.

d) Network access revenue — Remunerated on the basis of Net Fone installation costs.

e) Optic fibers lease revenue — Remunerated in accordance with specific contract including usual market condition.

f) Revenues from PME (services for small and medium businesses). These services are remunerated under specific contractual conditions, 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees

Prepaid revenues to Empresa Brasileira de Telecomunicações S.A. – Embratel without any obligation to return them, regarding the optic fibers lease, are appropriated to earnings for a period of ten years and revenues from special network access projects are appropriated to earnings for six years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

14. Related parties transaction - Continued

The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. In December 2009, we invested R$ 386,463 in irrevocable and irreversible acquisition of 22 Gb/s transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid usage rights. The invested value was prepared in a capacity’s use prevision. The financial discount with prepaid value was registered in assets, to be amortized under the terms of the contract within 60 months Expenses exceeding the monthly capacity acquired is recognized as costs for the period.

The expenses of communication as voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

Pursuant to Law No. 9249/95, the subsidiaries recognized interest on equity on the basis of Brazil's current Long-Term Interest Rate (TJLP) for the year in the amount of R$ 116,707 (R$ 103,012 on December 31, 2008), which was recorded under financial expenses as required by tax law. For the purposes of these financial statements, the above interest charges were eliminated from financial expenses for the year and are recognized in the retained earnings account and debited to current liabilities.

15. Provisions

The Company is involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed it has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	12/31/2009			12/31/2008

		Judicial			Judicial
	Provision	deposits	Net	Provision	deposit	Net

Labor	39,137	(3,857)	35,280	718	(312)	406
Civil	24,369	(944)	23,425	667	(368)	299
Tax	364,204	(1,155)	363,049	235,288	-	235,288
Social Security	239	-	239	175	-	175

Total	427,949	(5,956)	421,993	236,848	(680)	236,168

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

15. Provisions - Continued

	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2007	628	610	233,193	278	234,709
Addition to provision	636	154	1,703	5	2,498
Currency adjustments	-	-	13,122	4	13,126
Payments and Reversions	(546)	(97)	(12,730)	(112)	(13,485)

Balances on December 31, 2008	718	667	235,288	175	236,848
Addition to provision	2,147	1,509	12,271	-	15,927
Addition due to merger	37,109	22,885	290,164	62	350,220
Currency adjustments	133	236	9,220	3	9,592
Payments and Reversions	(970)	(928)	(182,739)	(1)	(184,638)

Balances on December 31, 2009	39,137	24,369	364,204	239	427,949

Judicial deposits	(3,857)	(944)	(1,155)	-	(5,956)

Net balance of the contingencies	35,280	23,425	363,049	239	421,993

I) Labor contingencies

Labor contingencies involving the Company comprise 639 lawsuits, considering the companies merged during the fiscal year of 2009, mostly arising from employees and third parties’ complaint. The main claims are for subsidiary liability and payment of additional danger money. The increase in the balance of these contingencies from 2008 to 2009 elapsed substantially from the incorporations incurred in 2009.

II) Civil contingencies

Civil contingencies correspond mainly to contractual termination processes for service provider companies, contract reviews, improper collection and negative credit reports, deceptive advertising, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standardized contract adopted by operators, more specifically in relation to the increase in monthly fees in April 1999.

The main complaint relate to claims for compensation for alleged damages and actions relating to post reviews, in which the Company requests to review amounts of monthly rents. For cases of this type the Company maintains the provisions in the amount of R$ 18,763 (R$ 667 on December 31, 2008). The increase in the balance of these contingencies from 2008 to 2009 was substantially due to the mergers that took place in 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

15. Provisions - Continued

III) Tax and social security contingencies

The following are the main tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

Some operators derived from the incorporation of Vivax and BigTV have questioned the taxation of the ICMS rate on income from the access internet provider and on other income therefore the Company maintains the provision in the amount of R$ 94,261 on December 31, 2009.

The states in which the subsidiaries operate adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The subsidiaries of Rio Grande do Sul are depositing in court and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against taxation of its services in this state. An order for conversion of the values in favor the State was issued in November 2009.

b. Tax on financial transactions (IOF – Imposto sobre operações financeiras)

The Company conducts transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, and believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in District Federal Courts, Management, considering the companies merged in 2009, maintains provisioning in the amount of R$ 42,070 (R$ 10,687 on December 31, 2008). Management believes that income derived from transactions registered in merchant current account is not subject to income tax at source.

c. Withholding tax (IRRF) on foreign currency bonds

The debt securities are not subject to IRRF, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, with the acquisition of the operator Net Sul in fiscal year 2009, Management maintains provisions in the amount of R$ 142,732 (R$ 104,632 on December 31, 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

15. Provisions - Continued

d. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

On September 30, 2009, the Company, together with its legal advisors, appraised of legal proceedings concerning the issue of the extended calculation base for two taxes levied on its revenues: the Social Integration Program (Programa de Integração Social, or PIS) and the Social Security Financing Contribution (Contribuição Social para Financiamento da Seguridade Social, or COFINS), as determined by Law No. 9718/98 (Article 3, paragraph 1) and revoked by Law No. 11941/09 of May 27, 2009. Based on the results of this study, revocation of the legal provision which created the increased base and the existence of favorable case Law reached in this matter, the Company reversed its respective contingency provision in the amount of R$ 124,269. The provision reversal was recorded under the heading financial expenses, account in which it was originally formed.

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

16. Shareholder's Equity

Capital Stock

On February 10, 2009, 1,408,161 common and 2,816,320 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., in the amount of R$ 58,974 under the terms of Securities Commission (CVM) Instruction No. 319/99. (1,229,387 common shares and 2,454,256 preferred shares in the amount of R$ 73,378, on January 31, 2008). On December 31, 2009 our share capital is represented by 114,459,685 common and 228,503,916 preferred shares, no par value.

Share capital may be raised to a maximum of R$ 6,500,000 irrespective of statutory amendment as per Article 168 of the Law of Corporations, by decision of the Board of Directors as agreed by the board of directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

16. Shareholder's Equity - Continued

Ownership of the Company's share capital on December 31, 2009 and 2008:

	12/31/2009			12/31/2008

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.5%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.1%	1.9%	0.8%	1.1%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other shareholders	0.6%	86.3%	57.8%	0.6%	86.3%	57.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	113,051,524	225,687,596	338,739,120

The bylaws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Law of Corporations, taking the balance available on an aggregate basis.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of Article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”) and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given to Shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in Article 27 and item of the Articles of Incorporation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

16. Shareholders’ equity - Continued

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuing may also be altered to the prior existing proportion between common and preferred shares.

Shareholders’ Agreement

On March 21, 2005, a new Company Shareholders' Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights, was entered into.

The Company's Board of Directors will be made up of 11(eleven) effective members and the same number of alternate members, being, at least, twenty percent (20%) of its Independent Board members as defined in Regulation Level 2 of BOVESPA's Corporate Governance.
The Company's Board of Directors, with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by joint, exclusive and separate appointment by Embrapar e Embratel, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member and respective alternate representing the minority Shareholders group. As defined in the second amendment to the Company's Shareholders Agreement, entered into on April 28, 2006, Embrapa r shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders' Agreement.

Market value of Company shares

The market value of Net Serviços de Comunicação S.A. shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – Bovespa, was on December 31, 2009, R$ 23,62 (R$ 13,29 on December 31, 2008). On December 31, 2009, the Company's net shareholder value was R$ 3,421,585 (R$ 2,643,397 on December 31, 2008) and its shares are quoted at R$ 9,98 and R$ 7,81, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

16. Shareholders’ equity - Continued

Special Goodwill Reserve

During the fiscal year of 2009, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 13,942 (R$ 58,974 on December 31, 2008), resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001. Observing the preemptive rights of the non-majority shareholders, the tax benefits realized may be capitalized in 2010 in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) assuring to the remaining shareholders the faculty of exercising their right of preference on the subscription of these shares.

17. Cost of services rendered

	2009	2008

Program scheduling costs	70,396	5,293
Materials and maintenance	4,199	905
Personnel	44,179	6,542
Pole rental	7,925	920
Depreciation	30,754	1,560
Amortization	6,329	414
Programming guide	796	120
Third party service	18,934	311
Network electrical power	4,181	301
Vehicles	2,346	110
Telecommunications	21,995	894
ECAD	3,401	190
Sales commission	162	11
Other	3,044	51

Cost of services rendered	218,641	17,622

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

18. Financial results

	2009	2008

Incomes
Interest on loans to subsidiaries and associated companies	5,105	5,804
Income from financial investments	20,398	29,657
Interest and fine on late monthly payments	2,144	101
Interest on tax credits	2,149	1,102
Discounts obtained	39	192
Interest on the right to use with shareholders	1,719	-
Other	8	(140)

	31,562	36,716

Expenses
Financial charges on loans and debentures	(144,934)	(123,701)
Financial charges – Related Parties	(6,976)	(163)
Monetary exchange rate variation on loans	196,053	(235,980)
Financial charges on provisions for contingencies	(8,446)	(7,338)
Reversion of PIS/COFINS taxes charged on enlarged calculation base	124,269	-
CPMF tax	-	-
PIS and COFINS taxes on income	(9,438)	(9,226)
Gains (losses) from derivatives	(97,345)	4,977
IOF tax on bank current account	(2,073)	5,237
Interest on suppliers and taxes	(370)	(47)
Discounts extended	(955)	(10)
Monetary and exchange-rate variations on programming	1,253	(56)
Other	(1,452)	(5,658)

	49,586	(371,965)

Net financial revenues (loss)	81,148	(335,249)

19. Employee benefits

a) Employee benefits

Employee payroll, benefit and related charges expenses are stated as follows:

Description	12/31/2009	12/31/2008

Payroll and Related Charges	119,279	73,958
Results Based Participation Plan	42,102	53,506
Legally required benefits	11,915	3,985
Additional benefits	7,730	3,608

	181,026	135,057

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

19. Employee benefits - Continued

Additional benefits

In addition to the usual benefits provided for in labor legislation, the Company has adopted a policy including additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, without actuarial risks to be assumed by the Company. Expenses for these benefits accumulated during the fiscal year ended on December 31, 2009 totaled R$ 7,730 (R$ 3,608 on December 31, 2008).

Remuneration:

The Company has three complementary remuneration plans as shown below:

(i) Results Based Participation Plan (PPR): the Company must remunerate its staff on the basis of profit sharing in the amount of up to three additional salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii) Additional profit sharing bonus plan (PPR short-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board.

(iii) Long-term bonus plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

(iv) Additional profit-sharing program (PPR): the Company will remunerate employees with an additional amount of up to 0.6 times their monthly salary. The main goal of this supplement is a Board's targets fulfilled 100% to 120%.

Having reached the targets set for the year of 2009, management made provision in the amount of R$ 83,501 (R$ 53,589 on December 31, 2008), which was posted under payroll and related charges in the current liability and other accounts payable in the non current liability.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

20. Remuneration of Management

Remuneration paid the Company's management for services in their respective fields of competence is shown below:

	2009	2008

Short-Term benefits	12,169	19,503
Long-term benefits	3,921	5,791

	16,090	25,294

21. Financial instruments

a) General points

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. A substantial portion of Company's revenues are generated in Brazilian reais, while the Company has debts and accounts payable to suppliers of equipment and programming geared to foreign currencies, therefore its results are susceptible to variations due to changing exchange rates, particularly that of the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

21. Financial instruments - Continued

b) Fair Value

The fair values and carrying amount of financial instruments are shown below:

	Controlling Company

	12/31/2009

	Book value	Market value

Debentures - 6th issue	582,397	563,295
Perpetual bond	263,711	265,343
Global Notes 2020	611,450	627,729
Banco Inbursa S.A	351,104	358,919
Banco Itaú BBA	172,704	173,543
Finame	58,938	58,938

	2,040,304	2,047,767

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations at December 31, 2009, which considered the contractual penalties applicable for early payments. Based on Management’s estimation, debt agreements with similar characteristics, if issued on December 31, 2009, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks that effectively raise the sensitivity of the business of the Company:

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. Company income is generated in Brazilian reais, although the Company does have equipment and programming suppliers pegged to foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

21. Financial instruments - Continued

The Company’s interest exposure on December 31, 2009 is shown below:

12/31/2009

Debt in US dollars:
Short-term:
Interest on loans and financing	15,981
Suppliers of equipment	2,642
Programming Suppliers	2,941

21,564
Long term:
Loans and Financings	1,210,284

Liabilities in American Dollars	1,231,848

The Company only contracts hedges foreign exchange to protect part of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be geared to the US dollar, and payments of interest charges on short-term debt. For the period of 12 months as of the closing date for these financial statements, the Company held a hedged position of R$ 59,897 in relation to a 59% of interest on loans in foreign currency and R$ 34,824 for commitments to suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, and a Perpetual Bond, which has no maturity date.

The Company engaged in non-speculative derivative instruments in order to protect its foreign currency exposure. These transactions aim at minimizing the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts represented by Banco HSBC, Santander, Bradesco, UBS Pactual and Goldman Sachs.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

21. Financial instruments – Continued

Values of financial derivatives are summarized below:

	Reference value				Cumulative effect
Description	(notional)		Fair Value		(current period)

"Swaps" contracts	12/31/2009	12/31/2008	12/31/2009	12/31/2008	Amount receivable / (received)	Amount payable / (paid)

Asset position
Foreign currency	94,721	164,524	94,328	157,993	-	-
Liability position
Ratios (Dollar vs.CDI)	59,897	71,044	68,556	65,446	-	9,052
Rates (PRE) (NDF)	34,824	93,480	45,352	91,523	-	10,528

	-	-	(19,580)	1,024	-	19,580

The amount payable of R$ 19,580 is recognized in the "unrealized losses on derivatives" account on the balance sheet. In the year ended December 31, 2009 the Company recognized a loss of R$ 97,345 under the heading of gains (losses) on hedging/swaps.

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on December 31, 2009:

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(9,052)	(23,954)	(38,928)
NDF	(10,528)	(19,234)	(27,940)

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(9,052)	5,994	20,968
NDF	(10,528)	(1,822)	6,883

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

21. Financial instruments – Continued

1 - US. dollar (U $) vs. CDI

On December 31, 2009, the Company has six contracts of this type, whose notional aggregate value is US$ 34,400 thousand due between February and November 2010, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.7412 = US$ 1, and a CDI rate 8,55% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$1,3059), and a 25% (R$ 10,68%) increase in the CDI, generating a loss 23,954. In the remote adverse scenario, the Brazilian real appreciates 50% against the U.S. dollar (R$ 0,8706) and the CDI rises 50% (12.82%), and there is a loss of R$ 38,928 in relation to the outstanding contracts described above.

While a possible adverse scenario is reflected by a devaluation of the Real as compared to the US dollar of 25% (R$ 2,1765) and a reduction of the CDI rate also of 25% (6.41%), generating a gain of R$ 5,994. In this remote adverse scenario in which a devaluation of the Real in comparison to the US dollar is 50% (R$ 2,6118) and a reduction of the rate is also 50% (4.27%), the Company would compute a gain of R$ 20,968, in relation to the open contracts described above.

2 – NDF (No-delivery Forward Contract)

The Company holds two contracts of this type with a total long position in dollars in the notional value of US$ 20,000 thousand maturing between January and February 2010. The probable scenario reflects the quotation on December 31, 2009, of R$ 1.7412/ US$ 1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3059) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.1765/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.8706/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.6118/ US$ 1).

On the probable scenario of the Brazilian real appreciating, the Company would post a loss of R$ 10,528 if it had settled its contracts on December 31, 2009, while on the adverse scenario the Company would have a loss of R$ 19,234 and the remote scenario loss would be R$ 27,940.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

21. Financial instruments – Continued

On the probable scenario of the Brazilian real depreciating, the Company would post a loss of R$ 10,528 if it had settled its contracts on December 31, 2009, while on the adverse scenario we would have a loss of R$ 1,822 and the remote scenario gain would be R$ 6,883.

The Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company's results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or TJLP).

The Company's exposure to fluctuating interest rates as of December 31, 2009 is shown below:

Debentures – 6th issue	582,397
Finame	58,938
CCB-Banco Itaú S.A.	172,704

Liability exposure	814,039

Financial investments denominated in reais	688,332

Exposure	(125,707)

Credit Risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and receivables.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

21. Financial instruments – Continued

The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A. Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The concentration of credit risk on subscriber accounts receivable is limited by the large number of subscribers that comprise the client base.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on December 31, 2009:

Year of maturity	Total

2011	16,409
2012	159,967
2013	154,802
2014	202,308
2015-2020	1,206,964

Total	1,740,450
Perpetual bond	261,180

Total	2,001,630

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and Guarantees

The Company has signed letters of guarantee with financial institutions in the amount of R$ 19,275 (R$ 7,308 on December 31, 2008) for the purpose of guaranteeing payment of tax suits lodged against the Company and its controlled companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. Additionally, the Company is guarantor of the credit issue to the subsidiaries in amount of R$ 272,760 (R$ 275,120 on December, 31, 2008).

With the same purpose of ensuring payment of tax claims, the Company signed on 2009 insurances contracts with Fator Seguros S.A. in the amount of R$ 11,917.

The Company has offices leased for an average duration of 60 months and pole rental contracts in the major cities in which it operates, for an average duration of 120 months. The expenses arising from these contracts are shown below:

Nature of contracts	2008	2009	2010	2011	2012

Offices	2,334	4,122	4,296	4,504	4,712
Poles and ducts	920	7,953	7,330	7,686	8,041

23. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts considered by Management as sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

The Company took out one single policy for all its operations with insurance companies Bradesco Companhia de Seguros and Unibanco AIG Seguros e Previdência, which total coverages per insurance area are shown below:

		Maximum annual
Area	Main coverage	coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the
	premises, riots, strikes and restoration of records, open fidelity, electronic equipment,
	furniture and flooding.	45,000
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the
	locations of third parties, employer, contingent risks, civil work sites, crossed civil
	liability, pain and suffering and parking lot valets.	2,500
Civil responsibility of the directors and	Legal defense costs, legal representation expenses and indemnities for financial losses
officers Management	caused to third parties owed to errors or omissions incurred in management acts,
	including worldwide coverage.	17,412

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

OTHER RELEVANT INFORMATIONS

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA.

Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 12/31/2009

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	58,374,440	51.0%	0	0	58,374,440	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
DISTEL HOLDING S.A.	9,457,106	8.3%	0	0	9,457,106	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
EMBRATEL PARTICIPAÇÕES S.A.	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
FMR LLC	0	0.0%	11,833,296	5.2%	11,833,296	3.4%
Dodge & Cox	0	0.0%	22,528,688	9.9%	22,528,688	6.6%
OTHER SHAREHOLDERS	720,243	0.6%	162,874,469	71.2%	163,594,712	47.7%
TOTAL SHARES	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%

ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	5,152,188	26.5	0,0	0.0	5,152,188	8.8
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	4,771,468	24.5	0,0	0.0	4,771,468	8.2
EMBRATEL PARTICIPAÇÕES S.A.	9,428,621	48.5	38,484,169	98.9	47,912,790	82.1
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A	105,870	0.5	432,124	1.1	537,994	0.9
TOTAL SHARES	19,458,147	100.0	38,916,293	100.0	58,374,440	100.0
ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 12/31/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	1,218,958,068	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	1,218,958,074	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
EUDAIMONIA Participações S.A.	148,700	33.34	296,508	33.34	445,208	33.34
IMAGINA Participações S.A.	148,699	33.33	296,508	33.33	445,207	33.33
ABARÉ Participações S.A.	148,699	33.33	296,508	33.33	445,207	33.33

TOTAL	446,098	100.00	889,524	100.00	1,335,622	100.00

EUDAIMONIA Participações S.A.
SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
ROBERTO IRINEU MARINHO	549,658	100.0	549,651	100.0	1,099,309	100.0
OTHER SHAREHOLDERS			7	0.0	7	0.0
TOTAL	549,658	100.0	549,658	100.0	1,099,316	100.0

     IMAGINA Participações S.A.
SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	351,483	100.0	700,456	100.0	1,051,939	100.0
OTHER SHAREHOLDERS	0	0.0	5	0.0	5	0.0
TOTAL	351,483	100.0	700,461	100.0	1,051,944	100.0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

ABARÉ Participações S.A.
SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	526,250	100.0	526,242	100.0	1,052,492	100.0
OTHER SHAREHOLDERS	0	0	8	0.0	8	0.0
TOTAL	526,250	100.0	526,250	100.0	1,052,500	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,307	99.2
OTHER SHAREHOLDERS	58,019,237	0.8
TOTAL SHARES	7,267,738,544	100.0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	297,631,635,556	54.6	492,524,891,542	97.3	790,156,527,098	75.2
CONTROLADORA DE SERV. DE TELEC. S.A DE C.V	236,755,033,040	43.5	3,166,703,322	0.6	239,921,736,362	22.8
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,099,266,064	1.9	10,331,429,525	2.1	20,430,695,589	2.0

TOTAL SHARES	544,485,934,660	100.0	506,023,024,389	100.0	1,050,508,959,049	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 12/31/2009

FOREIGN OWNED COMPANY

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. DE TELEC. S.A DE C.V	5,124,160,876	100.00
OTHER SHAREHOLDERS	1	0.0
TOTAL SHARES	5,124,160,877	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	197,929,070
SHARES IN CIRCULATION (ON)	720,221
SHARES IN CIRCULATION (PN)	197,208,849
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 12/31/2009	57.71%

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

COMPANY SHARES OWNED BY BLOCK CONTROLLING. OFFICERS AND DIRECTOR ON 12/31/2009

DESCRIPTION	ASSET	QUANTITY

CONTROLLING	ON SHARES	113,739,442
SHAREHOLDERS	PN SHARES	31,267,463
	DEBENTURES	0

OFFICERS	ON SHARES	22
	PN SHARES	27,604
	DEBENTU	0
	RES

TAX COUNSEL	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

DIRECTORS	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO FINANCIAL STATEMENTS
(In thousands of reais)

COMPANY SHARES OWNED BY BLOCK CONTROLLING. OFFICERS AND DIRECTOR ON 12/31/2008

DESCRIPTION	ASSET	QUANTITY

CONTROLLING	ON SHARES	112,331,488
SHAREHOLDERS	PN SHARES	30,772,065
	1 DEBENTURES	0

OFFICERS	ON SHARES	22
	PN SHARES	26,104
	DEBENTURES	0

TAX COUNSEL	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

DIRECTORS	ON SHARES	0
	PN SHARES	0
	DEBENTURES	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.